File No. 333-166677
                                                                    CIK #1471931


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6


   For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact Name of Trust: VAN KAMPEN UNIT TRUSTS, SERIES 998

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                                11 Greenway Plaza
                            Houston, Texas 77046-1173


     D.   Name and complete address of agents for service:


PAUL, HASTINGS, JANOFSKY & WALKER LLP             VAN KAMPEN FUNDS INC.
Attention:  Michael R. Rosella, Esq.              Attention: John M. Zerr, Esq.
75 East 55th Street                               11 Greenway Plaza
New York, New York  10022                         Houston, Texas 77046-1173


     E. Title of securities being registered: Units of fractional undivided beneficial interest.

     F.   Approximate date of proposed sale to the public:

 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

   / X / Check box if it is proposed that this filing will become effective immediately upon filing on July 7, 2010, pursuant to Rule 487.





Birinyi Equity Select Trust, Series 28

Large Cap Value Strategy Portfolio 2010-3

Enhanced Index Strategies Portfolio 2010-3

Large Cap Growth Strategy Portfolio 2010-3

Multi-Strategy Series: Core Equity Allocation Portfolio 2010-3
--------------------------------------------------------------------------------

   The unit investment trusts named above (the "Portfolios"), included in Van Kampen Unit Trusts, Series 998, each invest in a portfolio of stocks. Of course, we cannot guarantee that a Portfolio will achieve its objective.

                                  July 7, 2010


      You should read this prospectus and retain it for future reference.

 The Securities and Exchange Commission has not approved or disapproved of the
       Units or passed upon the adequacy or accuracy of this prospectus.
               Any contrary representation is a criminal offense.




INVESCO





Birinyi Equity Select Trust

   Investment Objective. The Portfolio seeks capital appreciation.

   Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio of stocks selected by Laszlo Birinyi, Jr. of Birinyi Associates, Inc. (the "Portfolio Consultant" to the Portfolio). Mr. Birinyi has over 20 years of financial experience on Wall Street. Over those years, he has refined a technique of stock analysis that many believe ranks him in the top tier of money managers across the country.

   Mr. Birinyi and Birinyi Associates, Inc. select stocks using a process based on money flow analysis of individual stock trades. Equity money flow, or the dollar amount of money that is being accumulated in or distributed out of a stock, may be the oldest form of market analysis but the least understood. Money flows are the market's mechanism for advising investors that it is discounting some future, significant event. By contrast, the stock's price simply provides a snapshot in time.

   Money flow measures the dollar amount of money that is being accumulated in or distributed out of a stock. Birinyi Associates looks at each trade in a stock and determines whether the trade has occurred on an uptick or downtick. Birinyi Associates then multiplies the number of shares associated with the trade to come up with "money flow". If the trade occurred on an uptick, then money flow for that trade is considered positive or buying activity; if the trade occurred on a downtick then Birinyi Associates views that money flow as negative, or selling activity. Finally, Birinyi Associates keeps a running tally of money flow associated with all trades in a stock to determine whether there are net inflows or outflows.

   Mr. Birinyi believes that money flow is important because he believes that it can be an indicator of a stock's future price. Monitoring the direction of money flow is key to determining prospective trends. This indicator can confirm the strength or weakness of a price trend. By watching the money flow line, a top or bottom of a stock may be uncovered. A top may be discovered when the line is declining while the stock price is still rising; indicating institutional-sized investors are selling the stock. Conversely, the money flow line rising in the face of a declining price trend could indicate a bottom may be at hand and that institutional-sized investors are buying a stock.

   Utilizing computer technology and over 20 years of Wall Street experience, Laszlo Birinyi has developed criteria that seeks to enable the analysis of divergence of money flow and a stock's price. This ranking criterion is then applied to a universe of stocks for selection in the portfolio. The ranking criterion is a system of categories -- 1 through 5. Each stock is given a number based on Mr. Birinyi's analysis of its performance in the market.

     1--Stocks that have shown continuous selling and rallies in prices show an opportunity for more selling.

     2--Stocks that have shown appreciation but without buying.

     3--Stocks that have shown coincident money flow and prices.

     4--Stocks that have shown buying that is not as strong and continuous but still evident.

     5--Stocks that have shown ongoing, persistent accumulation.

   The consistent movement of price and money flow, or flows that simply "track the price," does not reveal much of interest. Rather, those stocks with flows that diverge from prices provide information that is more useful. The ranking system designed by Laszlo Birinyi designates a '5' being the best and a '1' the worst. Issues coded '5' show consistent positive money flow through all sorts of price vagaries. Stocks with buying that is not as continuous and forceful but still dominant are rated a '4.' "Hold" stocks, which would generally track the market, are given a '3' ranking. Stocks ranked '2' have experienced price appreciation without buying -- a rally that is unlikely to persist. Stocks ranked '1' show continuous selling, especially when the price rises.

   Birinyi Associates, Inc. is a research and money management firm that focuses exclusively on high net worth and institutional investors. Mr. Birinyi founded the company in 1989 and serves as its president. Since September 1998, Mr. Birinyi has also been the global trading strategist for, and consultant to, Deutsche Bank Securities, Inc. Mr. Birinyi is also a columnist for the Stock Trends column of Forbes magazine. His market observations can be found featured in the Wall Street Journal and on popular television shows on CNN, CNBC and Bloomberg TV. Laszlo Birinyi received his undergraduate degree from the University of North Carolina and his MBA from New York University. His most recent position was Director of Equity Market Analysis for Salomon Brothers, Inc.

   As with any investment, no one can guarantee that the Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   Opinions and forecasts expressed by Laszlo Birinyi or Birinyi Associates, Inc. are not necessarily those of the Sponsor, and may not actually come to pass. Birinyi[SM] and Laszlo Birinyi[SM] are the property of Laszlo Birinyi and Birinyi Associates, Inc., who are not affiliated with the Sponsor. Birinyi Associates, Inc. is being compensated for portfolio consulting services, including selection of the stocks for the Portfolio.

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o The Portfolio is concentrated in securities issued by companies in the consumer discretionary sector. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

     o The Portfolio holds a relatively small number of stocks. You may encounter more price volatility than would occur in an investment diversified among a greater number of stocks.

     o We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.


                                   Fee Table

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                             As a % of
                                              Public   Amount
                                             Offering  Per 100
Sales Charge                                   Price    Units
                                             --------  -------
Initial sales charge                           1.000%  $10.000
Deferred sales charge                          1.450    14.500
Creation and development fee                   0.500     5.000
                                             --------  -------
Maximum sales charge                           2.950%  $29.500
                                             ========  =======
Maximum sales charge on reinvested dividends   0.000%  $ 0.000
                                             ========  =======


                                              As a %   Amount
                                              of Net   Per 100
                                              Assets    Units
                                             -----------------
Estimated Organization Costs                   0.518%   $5.000
                                             ========  =======
Estimated Annual Expenses
Trustee's fee and operating expenses           0.312%   $3.016
Supervisory, bookkeeping
  and administrative fees                      0.042     0.400
                                             --------  -------
Total                                          0.354%   $3.416
                                             ========  =======



                                    Example

     This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio. This example assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%.


1 year   $     379
3 years        949
5 years      1,543
10 years     3,137

     The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from November 10, 2010 through April 9, 2011. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.

--------------------------------------------------------------------------------
                      Essential Information

Unit Price at Initial Date of Deposit                  $10.0000

Initial Date of Deposit                            July 7, 2010

Mandatory Termination Date                      October 5, 2011

Estimated Net Annual Distributions1,2         $0.15583 per Unit

Record Dates2                            10th day of each month

Distribution Dates2                      25th day of each month

CUSIP Numbers                                 Cash -- 92121A348
                                          Reinvest -- 92121A355
                                     Wrap Fee Cash -- 92121A363
                                 Wrap Fee Reinvest -- 92121A371
--------------------------------------------------------------------------------


     1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Estimated Distributions."


     2 The Trustee will make distributions of income and capital on each monthly Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value. Undistributed income and capital will be distributed in the next month in which the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value. Based on the foregoing, it is currently estimated that the initial distribution will occur in August 2010.




Birinyi Equity Select Trust, Series 28

Portfolio
----------------------------------------------------------------------------------------
                                                                 Current   Cost of
Number                                      Market Value         Dividend  Securities to
of Shares   Name of Issuer (1)              per Share (2)        Yield (3) Portfolio (2)
----------------------------------------------------------------------------------------
            Consumer Discretionary - 50.19%
        77   AutoZone, Inc.                 $            194.660    0.00%  $  14,988.82
       436   DIRECTV - CL A                               34.320    0.00      14,963.52
       224   McDonald's Corporation                       66.110    3.33      14,808.64
       196   Wynn Resorts, Ltd.                           74.960    0.00      14,692.16
       381   Yum! Brands, Inc.                            38.700    2.17      14,744.70
            Financials - 9.82%
       209   Vornado Realty Trust                         69.500    3.74      14,525.50
            Industrials - 9.91%
       245   Caterpillar, Inc.                            59.810    2.94      14,653.45
            Information Technology - 20.05%
        34   Google, Inc. - CL A                         436.070    0.00      14,826.38
       120   International Business Machines
               Corporation                               123.460    2.11      14,815.20
            Utilities - 10.03%
       340   Consolidated Edison, Inc.                    43.620    5.46      14,830.80
----------                                                                 ------------
     2,262                                                                 $ 147,849.17
==========                                                                 ============


See "Notes to Portfolios".


Large Cap Value Strategy Portfolio

   Investment Objective. The Portfolio seeks above-average total return.


   Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio of stocks. The Portfolio uses a proprietary, quantitative stock selection model developed by Lightstone Capital Management LLC (LCM) (Portfolio Consultant to the Portfolio). LCM is in the business of developing investment strategies for various investment products. There can be no assurance that the Portfolio will achieve its objective. The Portfolio was selected as of the close of business on June 25, 2010.


   The selection model seeks to identify 15 "dividend yield" stocks and 15 "dividend growth" stocks from the Russell 1000 Index by alternately applying the "Dividend Yield Component" and then the "Dividend Growth Component" described below. The strategy selects one stock from the Dividend Yield Component and then one stock from the Dividend Growth Component until 30 stocks are selected for the portfolio, provided that no more than 50%, by weight, of the initial portfolio may be selected from any single industry (as defined by Zacks Investment Research) and no more than 20%, by weight, of the initial portfolio may have a market cap of less than $5 billion. If, applying either strategy component, a stock is selected that causes either condition to fail, the stock is not selected and the stock from that component with the next highest Earnings Pressure (described below) is selected. The 15 Dividend Yield Component stocks constitute approximately 60% of the initial portfolio and the 15 Dividend Growth Component stocks constitute approximately 40% of the initial portfolio.

     o Dividend Yield Component. Beginning with the Russell 1000 Index, eliminate all stocks with a share price less than $5. The 20% of companies with the highest indicated dividend yield are selected. The model next ranks the remaining stocks by Earnings Pressure (described below) and selects the 15 stocks with the highest Earnings Pressure provided that the stock of any affiliate of Van Kampen Investments Inc. or any of its affiliates will be excluded and replaced with the stock with the next highest Earnings Pressure. In addition, a stock will be excluded and such stock will be replaced with the stock with the next highest Earnings Pressure if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus. The stocks are weighted approximately equally within this component.

     o Dividend Growth Component. Beginning with the Russell 1000 Index, eliminate all stocks with a share price less than $5. The strategy then selects the stocks with a three- year history of increasing dividends. The model next ranks these stocks by Earnings Pressure and selects the 15 stocks with the highest Earnings Pressure provided that the stock of any affiliate of Van Kampen Investments Inc. or any of its affiliates will be excluded and replaced with the stock with the next highest Earnings Pressure. In addition, a stock will be excluded and such stock will be replaced with the stock with the next highest Earnings Pressure if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus. The stocks are weighted approximately equally within this component.

   If a stock is selected in the Dividend Growth Component and that stock has previously been selected in the Dividend Yield Component, the Dividend Growth stock is not selected again. Instead the stock in the Dividend Growth Component with the next highest Earnings Pressure is selected. Similarly, if a stock is selected in the Dividend Yield Component and that stock has previously been selected in the Dividend Growth Component, the Dividend Yield stock is not selected again. Instead the stock in the Dividend Yield Component with the next highest Earnings Pressure is selected subject to the sector and market cap constraints discussed above.

   The Russell 1000 Index is a widely used index that seeks to provide a measure of the risk and return characteristics of large cap companies in the United States. A company's stock will generally be considered large cap if the company's market capitalization equals or exceeds $5 billion. However, the portfolio may include a limited number of stocks with lower market capitalizations.

   Earnings Pressure is a proprietary formula developed by the Portfolio Consultant that is calculated from the movement of published analyst forecasts over time of an individual stock's earnings per share (EPS). The Portfolio Consultant utilizes data compiled and published by Zacks Investment Research (Zacks). Zacks receives research reports from approximately 150 brokerage firms which cover approximately 4,400 companies. Zacks compiles and stores in its database each individual analyst's estimates of a stock's EPS, and also calculates consensus EPS data which averages the figures received from all analysts for the current and next fiscal year of each stock (Consensus EPS). Investors can replicate and/or verify the Earnings Pressure strategy outlined below, since it uses current and historic EPS data that is publicly available from Zacks, and this formula is consistently applied by the Portfolio Consultant every time it is calculated.

   The Portfolio Consultant calculates Earnings Pressure as follows:

     (1) Obtain the Consensus EPS for the next 12- month period for each stock included in the Index from which the stocks are chosen as of the selection date of the Portfolio.

     (2) Obtain the Consensus EPS for the end of each of the most recent three months prior to the selection date of the portfolio and combine them to obtain the average Consensus EPS over the most recent three months (fixed multipliers are used to increase the weighting of the more recent Consensus EPS figures).

     (3) Calculate the relative change in Consensus EPS over the most recent three months by subtracting the amount obtained in (2) above from the amount obtained in (1) above (the Change in Consensus EPS) and then dividing the Change in Consensus EPS by the Consensus EPS obtained in
          (1) above (the Relative Change in Consensus EPS).

     (4) The resulting Relative Change in Consensus EPS as calculated in (3) above is then divided by the standard deviation amount from the Zacks database which measures the variation among the individual analyst EPS data.

     (5) The resulting amount as calculated in (4) above is then multiplied by the number 1 plus the net number of total upward revisions minus total downward revisions in individual analyst EPS data during the most recent three month period. This is Earnings Pressure.

   Zacks is not affiliated with the Sponsor or the Portfolio Consultant. The Sponsor assumes no responsibility for the accuracy of the data. The Sponsor has not independently verified the data and, therefore, does not guarantee the accuracy of the data. The Sponsor is not aware that the data is inaccurate.

   You should remember that the Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the Portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy over several years if subsequent series are available.

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o The Portfolio's performance might not sufficiently correspond to published hypothetical performance of the Portfolio's investment strategy. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, the timing of the Portfolio offering or timing of your investment, and Portfolio expenses.


     o The Portfolio is concentrated in securities issued by companies in both the industrials sector and information technology sector. Negative developments in either of these sectors will affect the value of your investment more than would be the case in a more diversified investment.


     o We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.


                                   Fee Table

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                             As a % of
                                              Public   Amount
                                             Offering  Per 100
Sales Charge                                   Price    Units
                                             --------  -------
Initial sales charge                           1.000%  $10.000
Deferred sales charge                          1.450    14.500
Creation and development fee                   0.500     5.000
                                             --------  -------
Maximum sales charge                           2.950%  $29.500
                                             ========  =======
Maximum sales charge on reinvested dividends   0.000%  $ 0.000
                                             ========  =======


                                              As a %   Amount
                                              of Net   Per 100
                                              Assets    Units
                                             -----------------
Estimated Organization Costs                   0.518%   $5.000
                                             ========  =======
Estimated Annual Expenses
Trustee's fee and operating expenses           0.477%   $4.609
Supervisory, bookkeeping
  and administrative fees                      0.042     0.400
                                             --------  -------
Total                                          0.519%   $5.009
                                             ========  =======



                                    Example

     This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio. This example assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%.


1 year   $     395
3 years        996
5 years      1,620
10 years     3,287

     The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from November 10, 2010 through April 9, 2011. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.

--------------------------------------------------------------------------------
                      Essential Information

Unit Price at Initial Date of Deposit                  $10.0000

Initial Date of Deposit                            July 7, 2010

Mandatory Termination Date                      October 5, 2011

Estimated Net Annual Income*                  $0.22577 per Unit

Estimated Initial Distribution*                  $0.06 per Unit

Record Dates                         10th day of November 2010,
                                     February 2011 and May 2011

Distribution Dates                   25th day of November 2010,
                                     February 2011 and May 2011

CUSIP Numbers                                 Cash -- 92121A421
                                          Reinvest -- 92121A439
                                     Wrap Fee Cash -- 92121A447
                                 Wrap Fee Reinvest -- 92121A454
--------------------------------------------------------------------------------

     * As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Estimated Distributions."




Hypothetical Strategy Performance

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Russell 1000 Value Index and the Russell 1000 Index. Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".


                           Hypothetical Total Return
--------------------------------------------------------------------------------
                 Russell   Russell                            Russell   Russell
     Strategy      1000     1000                   Strategy     1000     1000
Year  Stocks   Value Index  Index       Year        Stocks  Value Index  Index
------------------------------------    ----------------------------------------

1990   (0.84)%     (8.08)%  (4.16)%     2000        20.46%      7.01%    (7.79)%
1991   44.02       24.61    33.03       2001        (5.76)     (5.59)   (12.45)
1992   12.94       13.81     9.04       2002        (3.44)    (15.52)   (21.65)
1993    8.25       18.12    10.15       2003        24.97      30.03     29.89
1994   (6.24)      (1.99)    0.38       2004        18.54      16.49     11.40
1995   39.38       38.35    37.77       2005        17.45       7.06      6.26
1996   23.44       21.64    22.45       2006        21.94      22.39     15.56
1997   43.77       35.18    32.85       2007        (6.46)     (0.18)     5.79
1998   20.34       15.63    27.02       2008       (28.97)    (36.85)   (37.60)
1999    1.15        7.35    20.91       2009        15.49      19.69     28.45
                                        Through
                                        6/30/10     (2.60)     (5.12)    (6.40)


See "Notes to Hypothetical Performance Tables".




Large Cap Value Strategy Portfolio 2010-3

Portfolio
-----------------------------------------------------------------------------------------
                                                                  Current   Cost of
Number                                          Market Value      Dividend  Securities to
of Shares   Name of Issuer (1)                  per Share (2)     Yield (3) Portfolio (2)
-----------------------------------------------------------------------------------------
            Consumer Discretionary - 21.45%
       104   Darden Restaurants, Inc.           $         37.6100    3.40%  $   3,911.44
       101   Family Dollar Stores, Inc.                   39.4400    1.57       3,983.44
       216   Home Depot, Inc.                             27.3400    3.46       5,905.44
       283   J.C. Penney Company, Inc.                    20.8300    3.84       5,894.89
       197   Lowe's Companies, Inc.                       19.9600    2.20       3,932.12
        19   Strayer Education, Inc.                     204.1200    1.47       3,878.28
        80   Target Corporation                           49.9300    2.00       3,994.40
            Financials - 11.93%
        65   AvalonBay Communities, Inc.                  89.7400    3.98       5,833.10
       103   Digital Realty Trust, Inc.                   56.9100    3.37       5,861.73
       145   Equity Residential                           40.2200    3.36       5,831.90
            Health Care - 2.68%
        69   Perrigo Company                              57.0600    0.44       3,937.14
            Industrials - 27.92%
        82   CSX Corporation                              47.4800    2.02       3,893.36
       135   Emerson Electric Company                     43.4000    3.09       5,859.00
        80   Fastenal Company                             48.8300    1.64       3,906.40
       120   J.B. Hunt Transport Services, Inc.           32.2800    1.49       3,873.60
       100   Landstar System, Inc.                        38.8600    0.46       3,886.00
       109   Northrop Grumman Corporation                 54.1200    3.47       5,899.08
        71   Parker-Hannifin Corporation                  54.8000    1.90       3,890.80
        58   Union Pacific Corporation                    67.4300    1.96       3,910.94
       103   United Parcel Service, Inc. - CL B           57.2000    3.29       5,891.60
            Information Technology - 32.08%
       211   Analog Devices, Inc.                         27.8900    3.16       5,884.79
        59   FactSet Research Systems, Inc.               66.3300    1.39       3,913.47
       303   Intel Corporation                            19.5000    3.23       5,908.50
        32   International Business Machines
               Corporation                               123.4600    2.11       3,950.72
       208   Linear Technology Corporation                28.3000    3.25       5,886.40
       354   Maxim Integrated Products, Inc.              16.7500    4.78       5,929.50
       212   Microchip Technology, Inc.                   27.8800    4.91       5,910.56
       325   Molex, Inc.                                  17.8400    3.42       5,798.00
       170   Texas Instruments, Inc.                      23.1200    2.08       3,930.40
            Materials - 3.94%
       112   Eastman Chemical Company                     51.6300    3.41       5,782.56
----------                                                                  ------------
     4,226                                                                  $ 146,869.56
==========                                                                  ============


See "Notes to Portfolios".


Enhanced Index Strategies Portfolio

   Investment Objective. The Portfolio seeks capital appreciation.


   Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio of stocks. The Portfolio invests in stocks of foreign and domestic companies selected by applying separate uniquely specialized strategies. The Portfolio combines six investment strategies: the Large Cap Growth Strategy, the Mid Cap Value Strategy, the Small Cap Strategy, The Dow Contrarian Strategy, the Nasdaq Select 10 Strategy, and the EAFE Select 20 Strategy. Each strategy makes up approximately one-sixth of the initial Portfolio. The selection date for the strategies was June 25, 2010.


   The Large Cap Growth Strategy, Mid Cap Value Strategy and Small Cap Strategy use proprietary, quantitative stock selection models developed by Lightstone Capital Management LLC (LCM), Portfolio Consultant to the Portfolio for these strategies. Among other screens, these strategies use Earnings Pressure. Earnings Pressure is a proprietary formula developed by the Portfolio Consultant that is calculated from the movement of published analyst forecasts over time of an individual stock's earnings per share (EPS). The Portfolio Consultant utilizes data compiled and published by Zacks Investment Research (Zacks). Zacks receives research reports from approximately 150 brokerage firms which cover approximately 4,400 companies. Zacks compiles and stores in its database each individual analyst's estimates of a stock's EPS, and also calculates consensus EPS data which averages the figures received from all analysts for the current and next fiscal year of each stock (Consensus EPS). Investors can replicate and/or verify the Earnings Pressure strategy outlined below, since it uses current and historic EPS data that is publicly available from Zacks, and this formula is consistently applied by the Portfolio Consultant every time it is calculated.

   The Portfolio Consultant calculates Earnings Pressure as follows:

     (1) Obtain the Consensus EPS for the next 12- month period for each stock included in the Index from which the stocks are chosen as of the selection date of the Portfolio.

     (2) Obtain the Consensus EPS for the end of each of the most recent three months prior to the selection date of the portfolio and combine them to obtain the average Consensus EPS over the most recent three months (fixed multipliers are used to increase the weighting of the more recent Consensus EPS figures).

     (3) Calculate the relative change in Consensus EPS over the most recent three months by subtracting the amount obtained in (2) above from the amount obtained in (1) above (the Change in Consensus EPS) and then dividing the Change in Consensus EPS by the Consensus EPS obtained in
          (1) above (the Relative Change in Consensus EPS).

     (4) The resulting Relative Change in Consensus EPS as calculated in (3) above is then divided by the standard deviation amount from the Zacks database which measures the variation among the individual analyst EPS data.

     (5) The resulting amount as calculated in (4) above is then multiplied by the number 1 plus the net number of total upward revisions minus total downward revisions in individual analyst EPS data during the most recent three month period. This is Earnings Pressure.

   Zacks is not affiliated with the Sponsor or the Portfolio Consultant. The Sponsor assumes no responsibility for the accuracy of the data. The Sponsor has not independently verified the data and, therefore, does not guarantee the accuracy of the data. The Sponsor is not aware that the data is inaccurate.

   Large Cap Growth Strategy. Beginning with the Standard & Poor's 500 Index, eliminate all stocks with a share price less than $5. The remaining stocks are ranked based on price momentum. The price momentum of a stock is calculated by comparing its current price with the price of the stock 6 months and 12 months before the stock selection date. The 75 companies with the highest price momentum are selected. The model next ranks these 75 stocks by Earnings Pressure. The strategy selects the 15 stocks with the highest Earnings Pressure, provided that no more than six stocks may be selected from any single industry (as defined by Zacks Investment Research), no more than two stocks may have a market capitalization of less than $5 billion dollars and provided that the stock of any affiliate of Van Kampen Investments Inc. or any of its affiliates will be excluded and replaced with the stock with the next highest Earnings Pressure. In addition, a stock will be excluded and such stock will be replaced with the stock with the next highest Earnings Pressure if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus.

   Mid Cap Value Strategy. Beginning with the Standard & Poor's Mid-Cap 400 Index, eliminate all stocks with a share price less than $5. The remaining stocks are ranked based on the ratio of price to book value (current stock price divided by the book value per share). A low price to book ratio may be considered to be a significant "value" attribute. The 100 companies with the lowest price to book ratio are selected. The model next ranks these 100 stocks by Earnings Pressure. In the event that 15 companies with Earnings Pressure measures are not produced, the pool of 100 companies will be increased until 15 stocks with Earnings Pressure measures are produced. These are companies that analysts are forecasting to show increases in future earnings. This situation may occur when analysts forecast that relatively few companies will show increases in future earnings. The strategy selects the 15 stocks with the highest Earnings Pressure provided that a stock will be excluded and such stock will be replaced with the stock with the next highest Earnings Pressure if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus.

   Small Cap Strategy. This strategy uses a "growth" component and a "value" component, each of which is applied to the stocks in the Russell 2000 Index. Each component selects 25 stocks. The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index measures the performance of the 3,000 largest U.S. companies based on total market capitalization. A company's stock will be considered small-cap if the company is included in the Russell 2000 Index as of the portfolio selection date.

   Small Cap Growth Component -- Beginning with the Russell 2000 Index, eliminate all stocks with a share price less than $5. The model next ranks the remaining stocks by Earnings Pressure. The strategy selects the 25 stocks with the highest Earnings Pressure provided that a stock will be excluded and such stock will be replaced with the stock with the next highest Earnings Pressure if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus.

   Small Cap Value Component -- Beginning with the Russell 2000 Index, eliminate all stocks with a share price less than $5. The remaining stocks are ranked based on price to sales ratio (current stock price divided by the sales per share). A low price to sales ratio can be considered to be a significant "value" attribute. The 200 companies with the lowest price to sales ratio are selected. The model next ranks these 200 stocks by Earnings Pressure. The strategy selects the 25 stocks with the highest Earnings Pressure provided that a stock will be excluded and such stock will be replaced with the stock with the next highest Earnings Pressure if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus.

   If one or more stocks are selected by both the growth and value components, it will be counted as one selection only. As a result, to get to a total of 50 stocks, additional stocks will be identified and selected by alternately selecting from the growth component to arrive at another stock and then selecting from the value component to arrive at another stock, continuing as necessary to get to 50 stocks.

   The Dow Contrarian Strategy. The strategy selects the ten stocks in the Dow Jones Industrial Average with the lowest percentage price change over the preceding 52-week period.

   Nasdaq Select 10 Strategy. The strategy begins with all of the stocks in the Nasdaq-100 Index. Select the top twenty companies in the index as measured by market capitalization. Rank those companies by annual sales for the previous twelve months as most recently reported by each company. The strategy selects the stocks of the ten companies with the highest dollar amount of annual sales.

   EAFE Select 20 Strategy. The strategy begins with the stocks in the Morgan Stanley Capital International Europe, Australasia and Far East Index, one of the most widely-used benchmarks for international investing. Stocks traded in Singapore are eliminated from the strategy to help limit exposure to uncertain political and economic conditions. Any stocks which are passive foreign investment companies are also eliminated from the strategy. The stocks are screened to include only those companies with positive one-and three-year sales and earnings growth and three years of positive dividend growth. The remaining stocks are ranked by market capitalization and the top 75% are retained. The strategy selects the twenty highest dividend-yielding stocks for the Portfolio.

   The Portfolio consists of up to 120 stocks. If a stock is selected by more than one strategy, the Portfolio invests in that stock according to each applicable strategy. This could result in fewer than 120 stocks in the Portfolio.

   You should remember that the Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the Portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy over several years if subsequent series are available.

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.


     o Stocks of foreign companies in the Portfolio present risks beyond those of U.S. issuers. These risks may include market and political factors related to the company's foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.


     o The Portfolio's performance might not sufficiently correspond to published hypothetical performance of the Portfolio's investment strategy. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, the timing of the Portfolio offering or timing of your investment, and Portfolio expenses.


     o The Portfolio is concentrated in securities issued by companies in the consumer discretionary and consumer staples sector. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.


     o We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.


                                   Fee Table

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                             As a % of
                                              Public   Amount
                                             Offering  Per 100
Sales Charge                                   Price    Units
                                             --------  -------
Initial sales charge                           1.000%  $10.000
Deferred sales charge                          1.450    14.500
Creation and development fee                   0.500     5.000
                                             --------  -------
Maximum sales charge                           2.950%  $29.500
                                             ========  =======
Maximum sales charge on reinvested dividends   0.000%  $ 0.000
                                             ========  =======


                                              As a %   Amount
                                              of Net   Per 100
                                              Assets    Units
                                             --------  -------
Estimated Organization Costs                   0.280%  $ 2.713
                                             ========  =======
Estimated Annual Expenses
Trustee's fee and operating expenses           1.018%  $ 9.856
Supervisory, bookkeeping
  and administrative fees                      0.042     0.400
                                             --------  -------
Total                                          1.060%  $10.256
                                             ========  =======



                                    Example

     This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio. This example assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%.


1 year   $     425
3 years      1,083
5 years      1,762
10 years     3,557

     The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from November 10, 2010 through April 9, 2011. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.

--------------------------------------------------------------------------------
                      Essential Information

Unit Price at Initial Date of Deposit                  $10.0000

Initial Date of Deposit                            July 7, 2010

Mandatory Termination Date                      October 5, 2011

Estimated Net Annual Income*                  $0.09145 per Unit

Record Date                          10th day of November 2010,
                                     February 2011 and May 2011

Distribution Date                    25th day of November 2010,
                                     February 2011 and May 2011

CUSIP Numbers                                 Cash -- 92121A306
                                          Reinvest -- 92121A314
                                     Wrap Fee Cash -- 92121A322
                                 Wrap Fee Reinvest -- 92121A330
--------------------------------------------------------------------------------

     * As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Estimated Distributions."





Hypothetical Strategy Performance

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Standard & Poor's 500 Index ("S&P 500"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle and may be subject to investment exclusions and restrictions. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".

          Hypothetical Total Return
----------------------------------------------
 Year           Strategy Stocks  S&P 500 Index
----------------------------------------------

1992                   13.54%          7.43%
1993                   23.48           9.92
1994                    0.72           1.28
1995                   31.22          37.11
1996                   24.61          22.68
1997                   29.78          33.10
1998                   38.90          28.58
1999                   33.53          20.89
2000                   (4.74)         (9.10)
2001                    0.01         (11.88)
2002                  (15.97)        (22.10)
2003                   52.06          28.68
2004                   12.71          10.88
2005                    8.40           4.91
2006                   14.79          15.79
2007                    4.83           5.49
2008                  (46.58)        (37.00)
2009                   32.84          26.47
Through 6/30/10        (9.57)         (6.65)


See "Notes to Hypothetical Performance Tables".




Enhanced Index Strategies Portfolio 2010-3

Portfolio
------------------------------------------------------------------------------------------
                                                                   Current   Cost of
Number                                               Market Value  Dividend  Securities to
of Shares Name of Issuer (1)                         per Share (2) Yield (3) Portfolio (2)
------------------------------------------------------------------------------------------
          Consumer Discretionary - 24.22%
      100  Amazon.com, Inc.                          $   110.0600     0.00%  $  11,006.00
      326  American Axle & Manufacturing
             Holdings, Inc.                                6.9600     0.00       2,268.96
       53  American Public Education, Inc.                41.3000     0.00       2,188.90
      137  AnnTaylor Stores Corporation                   15.7600     0.00       2,159.12
      149  Brown Shoe Company, Inc.                       13.8100     2.03       2,057.69
      163  Cabela's, Inc.                                 12.9700     0.00       2,114.11
      632  Comcast Corporation - CL A                     17.8000     2.12      11,249.60
      380  Conn's, Inc.                                    5.5600     0.00       2,112.80
      105  Dillard's, Inc. - CL A                         20.2700     0.79       2,128.35
       90  Dress Barn, Inc.                               24.0300     0.00       2,162.70
      572  Foot Locker, Inc.                              12.4300     4.83       7,109.96
      204  Fred's, Inc. - CL A                            10.2100     1.57       2,082.84
      423  Furniture Brands International, Inc.            4.7000     0.00       1,988.10
       97  Grand Canyon Education, Inc.                   21.5300     0.00       2,088.41
+     198  H & M Hennes & Mauritz AB - CL B               28.4118     3.14       5,625.53
       96  hhgregg, Inc.                                  20.7400     0.00       1,991.04
       91  Hibbett Sports, Inc.                           23.3700     0.00       2,126.67
      236  Isle of Capri Casinos, Inc.                     8.6700     0.00       2,046.12
       56  Jo-Ann Stores, Inc.                            36.3800     0.00       2,037.28
      322  Limited Brands, Inc.                           22.6100     2.65       7,280.42
       60  Lululemon Athletica, Inc.                      36.0500     0.00       2,163.00
      406  Macy's, Inc.                                   17.4100     1.15       7,068.46
      166  Mohawk Industries, Inc.                        43.8500     0.00       7,279.10
      936  News Corporation - CL A                        12.1500     1.23      11,372.40
      225  Nordstrom, Inc.                                31.9700     2.50       7,193.25
      163  OfficeMax, Inc.                                12.4600     0.00       2,030.98
+     417  Pearson plc                                    13.3505     4.03       5,567.17
      116  Perry Ellis International, Inc.                16.8500     0.00       1,954.60
      360  Pier 1 Imports, Inc.                            5.8700     0.00       2,113.20
      357  Rent-A-Center, Inc.                            19.9400     0.00       7,118.58
    1,295  Saks, Inc.                                      7.1400     0.00       9,246.30
      112  Shoe Carnival, Inc.                            18.1800     0.00       2,036.16
      197  Stage Stores, Inc.                             10.5200     1.90       2,072.44
      179  Starwood Hotels & Resorts Worldwide, Inc.      40.8200     0.49       7,306.78
      110  Tenneco, Inc.                                  19.6700     0.00       2,163.70
       95  Ulta Salon, Cosmetics & Fragrance, Inc.        22.2100     0.00       2,109.95
      210  Urban Outfitters, Inc.                         33.6800     0.00       7,072.80


Enhanced Index Strategies Portfolio 2010-3

Portfolio (continued)
------------------------------------------------------------------------------------------
                                                                   Current   Cost of
Number                                               Market Value  Dividend  Securities to
of Shares Name of Issuer (1)                         per Share (2) Yield (3) Portfolio (2)
------------------------------------------------------------------------------------------
          Consumer Staples - 9.60%
       68  Andersons, Inc.                        $   31.6700      1.14%  $    2,153.56
+     171  British American Tobacco plc               32.7156      4.61        5,594.37
+     555  Coca-Cola Amatil, Ltd.                      9.8965      3.73        5,492.57
      219  Coca-Cola Company                          50.4300      3.49       11,044.17
+   1,133  J Sainsbury plc                             4.9408      4.35        5,597.95
      448  Tyson Foods, Inc. - CL A                   16.5300      0.97        7,405.44
       75  United Natural Foods, Inc.                 29.9800      0.00        2,248.50
      228  Wal-Mart Stores, Inc.                      48.5700      2.49       11,073.96
      209  Whole Foods Market, Inc.                   34.1900      0.00        7,145.71
+     244  Woolworths, Ltd.                           22.5551      4.11        5,503.45
          Energy - 4.57%
      164  Chevron Corporation                        67.5600      4.26       11,079.84
      196  Exxon Mobil Corporation                    57.4600      3.06       11,262.16
      565  Patterson-UTI Energy, Inc.                 13.7300      1.46        7,757.45
          Financials - 5.73%
+     258  Admiral Group plc                          21.3373      1.88        5,505.03
       80  AvalonBay Communities, Inc.                89.7400      3.98        7,179.20
+     100  Daito Trust Construction Company, Ltd.     57.5095      3.57        5,750.95
      118  EZCORP, Inc. - CL A                        18.6300      0.00        2,198.34
      466  FelCor Lodging Trust, Inc.                  4.6000      0.00        2,143.60
      657  NewAlliance Bancshares, Inc.               11.1000      2.52        7,292.70
+     370  QBE Insurance Group, Ltd.                  15.0035      6.16        5,551.29
      325  Western Alliance Bancorporation             6.7200      0.00        2,184.00
          Health Care - 9.59%
       70  AMERIGROUP Corporation                     31.4700      0.00        2,202.90
+     117  AstraZeneca plc                            46.7677      4.60        5,471.82
      105  Bio-Reference Laboratories, Inc.           20.6900      0.00        2,172.45
      241  Express Scripts, Inc.                      45.6400      0.00       10,999.24
+     326  GlaxoSmithKline plc                        16.9683      5.54        5,531.65
      185  Johnson & Johnson                          59.0800      3.66       10,929.80
      239  LifePoint Hospitals, Inc.                  29.8900      0.00        7,143.71
+     114  Novartis AG                                48.4064      2.66        5,518.33
      774  Pfizer, Inc.                               14.2900      5.04       11,060.46
+     118  Triple-S Management Corporation - CL B     18.5500      0.00        2,188.90
          Industrials - 9.52%
+     361  Abertis Infraestructuras S.A.              17.9843      3.41        6,492.35
      120  Actuant Corporation - CL A                 17.6400      0.23        2,116.80
       95  Administaff, Inc.                          23.5800      2.21        2,240.10
       47  Atlas Air Worldwide Holdings, Inc.         47.0300      0.00        2,210.41
+   1,172  BAE Systems plc                             4.7421      5.11        5,557.78
      113  Cummins, Inc.                              63.5700      1.10        7,183.41


Enhanced Index Strategies Portfolio 2010-3

Portfolio (continued)
------------------------------------------------------------------------------------------
                                                                   Current   Cost of
Number                                               Market Value  Dividend  Securities to
of Shares Name of Issuer (1)                         per Share (2) Yield (3) Portfolio (2)
------------------------------------------------------------------------------------------
          Industrials (continued)
      145  DXP Enterprises, Inc.                  $    15.0700     0.00%  $    2,185.15
       47  Esterline Technologies Corporation          46.9100     0.00        2,204.77
      149  Fastenal Company                            48.8300     1.64        7,275.67
      544  Hudson Highland Group, Inc.                  3.9400     0.00        2,143.36
      162  Kelly Services, Inc. - CL A                 12.9800     0.00        2,102.76
      313  Pacer International, Inc.                    6.8100     0.00        2,131.53
      149  Saia, Inc.                                  14.8300     0.00        2,209.67
      421  Trinity Industries, Inc.                    17.1300     1.87        7,211.73
      194  URS Corporation                             38.0400     0.00        7,379.76
      266  US Airways Group, Inc.                       8.0800     0.00        2,149.28
          Information Technology - 23.55%
      126  Ancestry.com, Inc.                          17.1700     0.00        2,163.42
       52  Anixter International, Inc.                 41.5000     0.00        2,158.00
       75  Apple, Inc.                                248.6300     0.00       18,647.25
      329  Arrow Electronics, Inc.                     22.0100     0.00        7,241.29
      307  Avnet, Inc.                                 23.7600     0.00        7,294.32
      521  Cisco Systems, Inc.                         21.3400     0.00       11,118.14
      148  Cognizant Technology Solutions
             Corporation - CL A                        49.5700     0.00        7,336.36
      152  Finisar Corporation                         14.1600     0.00        2,152.32
      483  Ingram Micro, Inc. - CL A                   14.9200     0.00        7,206.36
      575  Intel Corporation                           19.5000     3.23       11,212.50
      400  International Rectifier Corporation         18.2400     0.00        7,296.00
      571  Jabil Circuit, Inc.                         12.8800     2.17        7,354.48
      946  Microsoft Corporation                       23.8200     2.18       22,533.72
      197  NetApp, Inc.                                37.1200     0.00        7,312.64
      295  Novellus Systems, Inc.                      25.0600     0.00        7,392.70
      397  Occam Networks, Inc.                         5.4100     0.00        2,147.77
      503  Oracle Corporation                          22.3200     0.90       11,226.96
      168  Sanmina-SCI Corporation                     12.7700     0.00        2,145.36
+     415  SMART Modular Technologies (WWH), Inc.       4.8900     0.00        2,029.35
      116  VeriFone Systems, Inc.                      18.4300     0.00        2,137.88
      973  Vishay Intertechnology, Inc.                 7.3900     0.00        7,190.47
          Materials - 3.95%
    1,102  Alcoa, Inc.                                 10.2100     1.18       11,251.42
      164  Ashland, Inc.                               43.1800     1.39        7,081.52
+     264  Orica, Ltd.                                 21.3137     3.32        5,626.82
      282  PolyOne Corporation                          7.4400     0.00        2,098.08


Enhanced Index Strategies Portfolio 2010-3

Portfolio (continued)
------------------------------------------------------------------------------------------
                                                                   Current   Cost of
Number                                               Market Value  Dividend  Securities to
of Shares Name of Issuer (1)                         per Share (2) Yield (3) Portfolio (2)
------------------------------------------------------------------------------------------
           Telecommunication Services - 5.87%
       454  AT&T, Inc.                             $   24.4100     6.88%   $  11,082.14
       410  Verizon Communications, Inc.               26.6100     7.14       10,910.10
+    2,648  Vodafone Group plc                          2.1000     6.00        5,560.90
+      528  Vodafone Group plc - ADR                   21.1300     5.87       11,156.64
           Utilities - 3.40%
+    1,235  Centrica plc                                4.5085     4.30        5,568.02
+      188  GDF Suez                                   29.8896     5.38        5,619.25
+      148  Red Electrica Corporacion S.A.             38.2169     4.15        5,656.10
+      320  Scottish and Southern Energy plc           17.3782     6.10        5,561.03
----------                                                                 ------------
    38,562                                                                 $ 659,340.81
==========                                                                 ============


See "Notes to Portfolios".


Large Cap Growth Strategy Portfolio

   Investment Objective. The Portfolio seeks capital appreciation.


   Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio of stocks. The portfolio uses a proprietary, quantitative stock selection model developed by Lightstone Capital Management LLC (LCM) (the "Portfolio Consultant" to the Portfolio). LCM is in the business of developing investment strategies for various investment products. There can be no assurance that the Portfolio will achieve its objective. The Portfolio is designed with the objective of capital appreciation and is not appropriate for those investors who are not willing to assume the increased risks involved with a growth equity strategy nor for those seeking preservation of capital or current income. The portfolio was selected as of the close of business on June 25, 2010.


   The selection model seeks to identify stocks that have a strong potential for above-average capital appreciation. The selection model applies certain criteria to choose the portfolio from the companies comprising the Standard & Poor's 500 Index (S&P 500 Index). A company's stock will generally be considered large-cap if the company's market capitalization equals or exceeds $5 billion, however, the Portfolio may include a limited number of stocks with lower market capitalizations. The Portfolio Securities are generally considered to be growth stocks.

   The selection model is comprised of two components which are applied to the stocks in the S&P 500 Index. Beginning with the Standard & Poor's 500 Index, eliminate all stocks with a share price less than $5. The remaining stocks are ranked based on price momentum. The price momentum of a stock is calculated by comparing its current price with the price of the stock 6 months and 12 months before the stock selection date. The 75 companies with the highest price momentum are selected. The model next ranks these 75 stocks by Earnings Pressure (described below). The strategy selects the 15 stocks with the highest Earnings Pressure, provided that no more than six stocks may be selected from any single industry (as defined by Zacks Investment Research), no more than two stocks may have a market capitalization of less than $5 billion dollars and provided that the stock of any affiliate of Van Kampen Investments Inc. or any of its affiliates will be excluded and replaced with the stock with the next highest Earnings Pressure. In addition, a stock will be excluded and such stock will be replaced with the stock with the next highest Earnings Pressure if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus. Approximately equal dollar amounts are invested in each security.

   Earnings Pressure is a proprietary formula developed by the Portfolio Consultant that is calculated from the movement of published analyst forecasts over time of an individual stock's earnings per share (EPS). The Portfolio Consultant utilizes data compiled and published by Zacks Investment Research (Zacks). Zacks receives research reports from approximately 150 brokerage firms which cover approximately 4,400 companies. Zacks compiles and stores in its database each individual analyst's estimates of a stock's EPS, and also calculates consensus EPS data which averages the figures received from all analysts for the current and next fiscal year of each stock (Consensus EPS). Investors can replicate and/or verify the Earnings Pressure strategy outlined below, since it uses current and historic EPS data that is publicly available from Zacks, and this formula is consistently applied by the Portfolio Consultant every time it is calculated.

   The Portfolio Consultant calculates Earnings Pressure as follows:

     (1) Obtain the Consensus EPS for the next 12- month period for each stock included in the Index from which the stocks are chosen as of the selection date of the Portfolio.

     (2) Obtain the Consensus EPS for the end of each of the most recent three months prior to the selection date of the portfolio and combine them to obtain the average Consensus EPS over the most recent three months (fixed multipliers are used to increase the weighting of the more recent Consensus EPS figures).

     (3) Calculate the relative change in Consensus EPS over the most recent three months by subtracting the amount obtained in (2) above from the amount obtained in (1) above (the Change in Consensus EPS) and then dividing the Change in Consensus EPS by the Consensus EPS obtained in
          (1) above (the Relative Change in Consensus EPS).

     (4) The resulting Relative Change in Consensus EPS as calculated in (3) above is then divided by the standard deviation amount from the Zacks database which measures the variation among the individual analyst EPS data.

     (5) The resulting amount as calculated in (4) above is then multiplied by the number 1 plus the net number of total upward revisions minus total downward revisions in individual analyst EPS data during the most recent three month period. This is Earnings Pressure.

   Zacks is not affiliated with the Sponsor or the Portfolio Consultant. The Sponsor assumes no responsibility for the accuracy of the data. The Sponsor has not independently verified the data and, therefore, does not guarantee the accuracy of the data. The Sponsor is not aware that the data is inaccurate.

   You should remember that the Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the Portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy over several years if subsequent series are available.

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o The Portfolio's performance might not sufficiently correspond to published hypothetical performance of the Portfolio's investment strategy. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, the timing of the Portfolio offering or timing of your investment, and Portfolio expenses.


     o The Portfolio is concentrated in securities issued by companies in both the consumer discretionary sector and information technology sector. Negative developments in either of these sectors will affect the value of your investment more than would be the case in a more diversified investment.


     o We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.


                                   Fee Table

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                             As a % of
                                              Public   Amount
                                             Offering  Per 100
Sales Charge                                   Price    Units
                                             --------  -------
Initial sales charge                           1.000%  $10.000
Deferred sales charge                          1.450    14.500
Creation and development fee                   0.500     5.000
                                             --------  -------
Maximum sales charge                           2.950%  $29.500
                                             ========  =======
Maximum sales charge on reinvested dividends   0.000%  $ 0.000
                                             ========  =======


                                              As a %   Amount
                                              of Net   Per 100
                                              Assets    Units
                                             --------  -------
Estimated Organization Costs                   0.440%   $4.248
                                             ========  =======
Estimated Annual Expenses
Trustee's fee and operating expenses           0.350%   $3.380
Supervisory, bookkeeping
  and administrative fees                      0.041     0.400
                                             --------  -------
Total                                          0.391%   $3.780
                                             ========  =======



                                    Example

     This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio. This example assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%.


1 year   $     375
3 years        937
5 years      1,523
10 years     3,100

     The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from November 10, 2010 through April 9, 2011. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.

--------------------------------------------------------------------------------
                      Essential Information

Unit Price at Initial Date of Deposit                  $10.0000

Initial Date of Deposit                            July 7, 2010

Mandatory Termination Date                      October 5, 2011

Estimated Net Annual Income1,2                $0.06907 per Unit

Record Dates2                            10th day of each month

Distribution Dates2                      25th day of each month

CUSIP Numbers                                 Cash -- 92121A389
                                          Reinvest -- 92121A397
                                     Wrap Fee Cash -- 92121A405
                                 Wrap Fee Reinvest -- 92121A413
--------------------------------------------------------------------------------


     1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Estimated Distributions."


     2 The Trustee will make distributions of income and capital on each monthly Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value. Undistributed income and capital will be distributed in the next month in which the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value. Based on the foregoing, it is currently estimated that the initial distribution will occur in August 2010.



Hypothetical Strategy Performance

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Standard & Poor's 500 Index ("S&P 500"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".

                      Hypothetical Total Return
-----------------------------------------------------------------------
     Strategy  S&P 500                              Strategy  S&P 500
Year  Stocks    Index           Year                 Stocks    Index
------------------------        ----------------------------------------

1985  36.49%    31.05%          1998                 61.20%     28.58%
1986  31.45     18.54           1999                 43.47      20.89
1987   5.85      5.67           2000                (20.93)     (9.10)
1988   0.37     16.34           2001                (16.95)    (11.88)
1989  38.93     31.21           2002                (23.11)    (22.10)
1990   6.18     (3.13)          2003                 44.27      28.68
1991  53.99     30.00           2004                  7.24      10.88
1992   6.10      7.43           2005                 34.72       4.91
1993  26.33      9.92           2006                  4.77      15.79
1994  (1.31)     1.28           2007                 (2.77)      5.49
1995  35.53     37.11           2008                (41.98)    (37.00)
1996  27.89     22.68           2009                 (1.32)     26.47
1997  41.96     33.10           Through 6/30/10     (14.84)     (6.65)


See "Notes to Hypothetical Performance Tables".




Large Cap Growth Strategy Portfolio 2010-3

Portfolio
---------------------------------------------------------------------------------
                                                          Current   Cost of
Number                                      Market Value  Dividend  Securities to
of Shares   Name of Issuer (1)              per Share (2) Yield (3) Portfolio (2)
---------------------------------------------------------------------------------
            Consumer Discretionary - 33.33%
       430   Limited Brands, Inc.           $    22.6100     2.65%  $   9,722.30
       558   Macy's, Inc.                        17.4100     1.15       9,714.78
       306   Nordstrom, Inc.                     31.9700     2.50       9,782.82
       237   Starwood Hotels & Resorts
                Worldwide, Inc.                  40.8200     0.49       9,674.34
       288   Urban Outfitters, Inc.              33.6800     0.00       9,699.84
            Consumer Staples - 13.36%
       593   Tyson Foods, Inc. - CL A            16.5300     0.97       9,802.29
       283   Whole Foods Market, Inc.            34.1900     0.00       9,675.77
            Financials - 6.65%
       108   AvalonBay Communities, Inc.         89.7400     3.98       9,691.92
            Industrials - 13.28%
       151   Cummins, Inc.                       63.5700     1.10       9,599.07
       200   Fastenal Company                    48.8300     1.64       9,766.00
            Information Technology - 33.38%
        39   Apple, Inc.                        248.6300     0.00       9,696.57
       198   Cognizant Technology Solutions
                Corporation - CL A               49.5700     0.00       9,814.86
       743   Jabil Circuit, Inc.                 12.8800     2.17       9,569.84
       264   NetApp, Inc.                        37.1200     0.00       9,799.68
       390   Novellus Systems, Inc.              25.0600     0.00       9,773.40
----------                                                          ------------
     4,788                                                          $ 145,783.48
==========                                                          ============


See "Notes to Portfolios".


Multi-Strategy Series: Core Equity Allocation Portfolio

   Investment Objective. The Portfolio seeks capital appreciation.


   Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio of stocks. The Portfolio invests in stocks of foreign and domestic companies selected by applying separate uniquely specialized strategies. The Portfolio combines four investment strategies: the Large Cap Growth Strategy, the Large Cap Value Strategy, the "SMID" Strategy and the EAFE Select 20 Strategy. Each strategy makes up approximately one-fourth of the initial Portfolio. The selection date for the strategies was June 25, 2010.


   The Large Cap Growth Strategy, Large Cap Value Strategy and "SMID" Strategy use proprietary, quantitative stock selection models developed by Lightstone Capital Management LLC (LCM), Portfolio Consultant to the Portfolio for these strategies. Among other screens, these strategies use Earnings Pressure. Earnings Pressure is a proprietary formula developed by the Portfolio Consultant that is calculated from the movement of published analyst forecasts over time of an individual stock's earnings per share (EPS). The Portfolio Consultant utilizes data compiled and published by Zacks Investment Research (Zacks). Zacks receives research reports from approximately 150 brokerage firms which cover approximately 4,400 companies. Zacks compiles and stores in its database each individual analyst's estimates of a stock's EPS, and also calculates consensus EPS data which averages the figures received from all analysts for the current and next fiscal year of each stock (Consensus EPS). Investors can replicate and/or verify the Earnings Pressure strategy outlined below, since it uses current and historic EPS data that is publicly available from Zacks, and this formula is consistently applied by the Portfolio Consultant every time it is calculated.

   The Portfolio Consultant calculates Earnings Pressure as follows:

     (1) Obtain the Consensus EPS for the next 12- month period for each stock included in the Index from which the stocks are chosen as of the selection date of the Portfolio.

     (2) Obtain the Consensus EPS for the end of each of the most recent three months prior to the selection date of the portfolio and combine them to obtain the average Consensus EPS over the most recent three months (fixed multipliers are used to increase the weighting of the more recent Consensus EPS figures).

     (3) Calculate the relative change in Consensus EPS over the most recent three months by subtracting the amount obtained in (2) above from the amount obtained in (1) above (the Change in Consensus EPS) and then dividing the Change in Consensus EPS by the Consensus EPS obtained in
          (1) above (the Relative Change in Consensus EPS).

     (4) The resulting Relative Change in Consensus EPS as calculated in (3) above is then divided by the standard deviation amount from the Zacks database which measures the variation among the individual analyst EPS data.

     (5) The resulting amount as calculated in (4) above is then multiplied by the number 1 plus the net number of total upward revisions minus total downward revisions in individual analyst EPS data during the most recent three month period. This is Earnings Pressure.

   Zacks is not affiliated with the Sponsor or the Portfolio Consultant. The Sponsor assumes no responsibility for the accuracy of the data. The Sponsor has not independently verified the data and, therefore, does not guarantee the accuracy of the data. The Sponsor is not aware that the data is inaccurate.

   Large Cap Growth Strategy. Beginning with the Standard & Poor's 500 Index, eliminate all stocks with a share price less than $5. The remaining stocks are ranked based on price momentum. The price momentum of a stock is calculated by comparing its current price with the price of the stock 6 months and 12 months before the stock selection date. The 75 companies with the highest price momentum are selected. The model next ranks these 75 stocks by Earnings Pressure. The strategy selects the 15 stocks with the highest Earnings Pressure, provided that no more than six stocks may be selected from any single industry (as defined by Zacks Investment Research), no more than two stocks may have a market capitalization of less than $5 billion dollars and provided that the stock of any affiliate of Van Kampen Investments Inc. or any of its affiliates will be excluded and replaced with the stock with the next highest Earnings Pressure. In addition, a stock will be excluded and such stock will be replaced with the stock with the next highest Earnings Pressure if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus.

   Large Cap Value Strategy. The selection model seeks to identify 15 "dividend yield" stocks and 15 "dividend growth" stocks from the Russell 1000 Index by alternately applying the "Dividend Yield Component" and then the "Dividend Growth Component" described below. The strategy selects one stock from the Dividend Yield Component and then one stock from the Dividend Growth Component until 30 stocks are selected, provided that no more than 50%, by weight, of the initial selection may be selected from any single industry (as defined by Zacks Investment Research) and no more than 20%, by weight, of the initial selection may have a market cap of less than $5 billion. If, applying either strategy component, a stock is selected that causes either condition to fail, the stock is not selected and the stock from that component with the next highest Earnings Pressure is selected. The 15 Dividend Yield Component stocks constitute approximately 60% of the initial selection and the 15 Dividend Growth Component stocks constitute approximately 40% of the initial selection.

     o Dividend Yield Component. Beginning with the Russell 1000 Index, eliminate all stocks with a share price less than $5. The 20% of companies with the highest indicated dividend yield are selected. The model next ranks the remaining stocks by Earnings Pressure (described below) and selects the 15 stocks with the highest Earnings Pressure provided that the stock of any affiliate of Van Kampen Investments Inc. or any of its affiliates will be excluded and replaced with the stock with the next highest Earnings Pressure. In addition, a stock will be excluded and such stock will be replaced with the stock with the next highest Earnings Pressure if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus. The stocks are weighted approximately equally within this component.

     o Dividend Growth Component. Beginning with the Russell 1000 Index, eliminate all stocks with a share price less than $5. The strategy then selects the stocks with a three- year history of increasing dividends. The model next ranks these stocks by Earnings Pressure and selects the 15 stocks with the highest Earnings Pressure provided that the stock of any affiliate of Van Kampen Investments Inc. or any of its affiliates will be excluded and replaced with the stock with the next highest Earnings Pressure. In addition, a stock will be excluded and such stock will be replaced with the stock with the next highest Earnings Pressure if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus. The stocks are weighted approximately equally within this component.

   If a stock is selected in the Dividend Growth Component and that stock has previously been selected in the Dividend Yield Component, the Dividend Growth stock is not selected again. Instead the stock in the Dividend Growth Component with the next highest Earnings Pressure is selected. Similarly, if a stock is selected in the Dividend Yield Component and that stock has previously been selected in the Dividend Growth Component, the Dividend Yield stock is not selected again. Instead the stock in the Dividend Yield Component with the next highest Earnings Pressure is selected subject to the sector and market cap constraints discussed above.

   The Russell 1000 Index is a widely used index that seeks to provide a measure of the risk and return characteristics of large cap companies in the United States. A company's stock will generally be considered large cap if the company's market capitalization equals or exceeds $5 billion. However, the strategy may include a limited number of stocks with lower market capitalizations.

   "SMID" Strategy. The selection model seeks to identify 15 "Mid Cap Value" stocks and 25 "Small Cap Growth" stocks from the Standard & Poor's MidCap 400 Index and the Russell 2000 Index, respectively, by alternately applying the "Mid Cap Value Component" and then the "Small Cap Growth Component" described below. The strategy selects one stock from the Mid Cap Value Component and then one stock from the Small Cap Growth Component until 15 stocks are selected for the Mid Cap Value Component and 25 stocks are selected for the Small Cap Growth Component. The 15 Mid Cap Value Component stocks constitute approximately two-thirds of the initial selection and the 25 Small Cap Growth Component stocks constitute approximately one-third of the initial selection.

     o Mid Cap Value Component. Beginning with the S&P MidCap 400 Index, eliminate all stocks with a share price less than $5. The remaining stocks are ranked based on price to book value (current stock price divided by the book value per share). A low price to book ratio can be considered one of the ratios used to identify a value stock. The 100 companies with the lowest price to book ratio are selected. The model next ranks these 100 stocks by Earnings Pressure. In the event that 15 companies with Earnings Pressure measures are not produced, the pool of 100 companies will be increased until 15 stocks with Earnings Pressure measures are produced. These are companies that analysts are forecasting to show increases in future earnings. This situation may occur when analysts forecast that relatively few companies will show increases in future earnings. The strategy selects the 15 stocks with the highest Earnings Pressure provided that a stock will be excluded and such stock will be replaced with the stock with the next highest Earnings Pressure if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus. The stocks are weighted approximately equally within this component.

     o Small Cap Growth Component. Beginning with the Russell 2000 Index, eliminate all stocks with a share price less than $5. The model next ranks the remaining stocks by Earnings Pressure. The strategy selects the 25 stocks with the highest Earnings Pressure provided that a stock will be excluded and such stock will be replaced with the stock with the next highest Earnings Pressure if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus. The stocks are weighted approximately equally within this component.

   If a stock is selected in the Small Cap Growth Component and that stock has previously been selected in the Mid Cap Value Component, the Small Cap Growth stock is not selected again. Instead the stock in the Small Cap Growth Component with the next highest Earnings Pressure is selected. Similarly, if a stock is selected in the Mid Cap Value Component and that stock has previously been selected in the Small Cap Growth Component, the Mid Cap Value stock is not selected again. Instead the stock in the Mid Cap Value Component with the next highest Earnings Pressure is selected.

   The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index measures the performance of the 3,000 largest U.S. companies based on total market capitalization. A company's stock will be considered small-cap if the company is included in the Russell 2000 Index as of the strategy selection date.

   The S&P MidCap 400 Index is a widely used index for mid-sized companies. The index seeks to provide a measure of the risk and return characteristics of mid-sized companies in the United States. It covers approximately 7% of the U.S. equities market. A company's stock will generally be considered mid-cap for the purpose of selecting stocks for the strategy if the company is included in the S&P MidCap 400 Index as of the strategy selection date even if it is no longer included in such index during the life of the strategy.

   EAFE Select 20 Strategy. The strategy begins with the stocks in the Morgan Stanley Capital International Europe, Australasia and Far East Index, one of the most widely-used benchmarks for international investing. Stocks traded in Singapore are eliminated from the strategy to help limit exposure to uncertain political and economic conditions. Any stocks which are passive foreign investment companies are also eliminated from the strategy. The stocks are screened to include only those companies with positive one-and three-year sales and earnings growth and three years of positive dividend growth. The remaining stocks are ranked by market capitalization and the top 75% are retained. The strategy selects the twenty highest dividend-yielding stocks for the Portfolio.

   The Portfolio consists of up to 105 stocks. If a stock is selected by more than one strategy, the Portfolio invests in that stock according to each applicable strategy. This could result in fewer than 105 stocks in the Portfolio.

   You should remember that the Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the Portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy over several years if subsequent series are available.

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.


     o Stocks of foreign companies in the Portfolio present risks beyond those of U.S. issuers. These risks may include market and political factors related to the company's foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.


     o The Portfolio's performance might not sufficiently correspond to published hypothetical performance of the Portfolio's investment strategy. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, the timing of the Portfolio offering or timing of your investment, and Portfolio expenses.


     o The Portfolio is concentrated in securities issued by companies in the consumer discretionary and consumer staples sector. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.


     o We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.


                                   Fee Table

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                             As a % of
                                              Public   Amount
                                             Offering  Per 100
Sales Charge                                   Price    Units
                                             --------  -------
Initial sales charge                           1.000%  $10.000
Deferred sales charge                          1.450    14.500
Creation and development fee                   0.500     5.000
                                             --------  -------
Maximum sales charge                           2.950%  $29.500
                                             ========  =======
Maximum sales charge on reinvested dividends   0.000%  $ 0.000
                                             ========  =======


                                              As a %   Amount
                                              of Net   Per 100
                                              Assets    Units
                                             --------  -------
Estimated Organization Costs                   0.413%  $ 3.988
                                             ========  =======
Estimated Annual Expenses
Trustee's fee and operating expenses           1.237%  $11.953
Supervisory, bookkeeping
  and administrative fees                      0.041     0.400
                                             --------  -------
Total                                          1.278%  $12.353
                                             ========  =======


                                    Example

     This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio. This example assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%.


1 year   $     458
3 years      1,181
5 years      1,922
10 years     3,855

     The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from November 10, 2010 through April 9, 2011. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.

--------------------------------------------------------------------------------
                      Essential Information

Unit Price at Initial Date of Deposit                  $10.0000

Initial Date of Deposit                            July 7, 2010

Mandatory Termination Date                      October 5, 2011

Estimated Net Annual Income*                  $0.09279 per Unit

Record Dates                         10th day of November 2010,
                                     February 2011 and May 2011

Distribution Dates                   25th day of November 2010,
                                     February 2011 and May 2011

CUSIP Numbers                                 Cash -- 92121A462
                                          Reinvest -- 92121A470
                                     Wrap Fee Cash -- 92121A488
                                 Wrap Fee Reinvest -- 92121A496
--------------------------------------------------------------------------------

     * As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Estimated Distributions."



Hypothetical Strategy Performance

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Standard & Poor's 500 Index ("S&P 500"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle and may be subject to investment exclusions and restrictions. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".

           Hypothetical Total Return
----------------------------------------------
 Year           Strategy Stocks  S&P 500 Index
----------------------------------------------

1992                   11.59%          7.43%
1993                   28.78           9.92
1994                   (0.65)          1.28
1995                   34.25          37.11
1996                   22.63          22.68
1997                   33.24          33.10
1998                   30.17          28.58
1999                   21.00          20.89
2000                    3.55          (9.10)
2001                   (2.31)        (11.88)
2002                   (7.63)        (22.10)
2003                   41.41          28.68
2004                   19.30          10.88
2005                   17.64           4.91
2006                   18.14          15.79
2007                    3.53           5.49
2008                  (44.48)        (37.00)
2009                   28.26          26.47
Through 6/30/10       (10.41)         (6.65)


See "Notes to Hypothetical Performance Tables".




Multi-Strategy Series: Core Equity Allocation Portfolio 2010-3

Portfolio
------------------------------------------------------------------------------------------
                                                                   Current   Cost of
Number                                               Market Value  Dividend  Securities to
of Shares Name of Issuer (1)                         per Share (2) Yield (3) Portfolio (2)
------------------------------------------------------------------------------------------
          Consumer Discretionary - 23.49%
       93  AnnTaylor Stores Corporation              $    15.7600     0.00%  $   1,465.68
       77  Darden Restaurants, Inc.                       37.6100     3.40       2,895.97
       71  Dillard's, Inc. - CL A                         20.2700     0.79       1,439.17
       62  Dress Barn, Inc.                               24.0300     0.00       1,489.86
       77  Family Dollar Stores, Inc.                     39.4400     1.57       3,036.88
      391  Foot Locker, Inc.                              12.4300     4.83       4,860.13
      289  Furniture Brands International, Inc.            4.7000     0.00       1,358.30
+     204  H & M Hennes & Mauritz AB - CL B               28.4118     3.14       5,796.00
       62  Hibbett Sports, Inc.                           23.3700     0.00       1,448.94
      161  Home Depot, Inc.                               27.3400     3.46       4,401.74
      159  Isle of Capri Casinos, Inc.                     8.6700     0.00       1,378.53
      214  J.C. Penney Company, Inc.                      20.8300     3.84       4,457.62
       38  Jo-Ann Stores, Inc.                            36.3800     0.00       1,382.44
      332  Limited Brands, Inc.                           22.6100     2.65       7,506.52
      148  Lowe's Companies, Inc.                         19.9600     2.20       2,954.08
       41  Lululemon Athletica, Inc.                      36.0500     0.00       1,478.05
      417  Macy's, Inc.                                   17.4100     1.15       7,259.97
      114  Mohawk Industries, Inc.                        43.8500     0.00       4,998.90
      231  Nordstrom, Inc.                                31.9700     2.50       7,385.07
+     428  Pearson plc                                    13.3505     4.03       5,714.02
      243  Pier 1 Imports, Inc.                            5.8700     0.00       1,426.41
      245  Rent-A-Center, Inc.                            19.9400     0.00       4,885.30
      203  Saks, Inc.                                      7.1400     0.00       1,449.42
       76  Shoe Carnival, Inc.                            18.1800     0.00       1,381.68
      133  Stage Stores, Inc.                             10.5200     1.90       1,399.16
      183  Starwood Hotels & Resorts Worldwide, Inc.      40.8200     0.49       7,470.06
       15  Strayer Education, Inc.                       204.1200     1.47       3,061.80
       61  Target Corporation                             49.9300     2.00       3,045.73
       65  Ulta Salon, Cosmetics & Fragrance, Inc.        22.2100     0.00       1,443.65
      215  Urban Outfitters, Inc.                         33.6800     0.00       7,241.20
          Consumer Staples - 8.41%
+     175  British American Tobacco plc                   32.7156     4.61       5,725.23
+     570  Coca-Cola Amatil, Ltd.                          9.8965     3.73       5,641.02
+   1,162  J Sainsbury plc                                 4.9408     4.35       5,741.23
      462  Tyson Foods, Inc. - CL A                       16.5300     0.97       7,636.86
      215  Whole Foods Market, Inc.                       34.1900     0.00       7,350.85
+     251  Woolworths, Ltd.                               22.5551     4.11       5,661.34
          Energy - 1.17%
      381  Patterson-UTI Energy, Inc.                     13.7300     1.46       5,231.13


Multi-Strategy Series: Core Equity Allocation Portfolio 2010-3

Portfolio (continued)
------------------------------------------------------------------------------------------
                                                                   Current   Cost of
Number                                               Market Value  Dividend  Securities to
of Shares Name of Issuer (1)                         per Share (2) Yield (3) Portfolio (2)
------------------------------------------------------------------------------------------
          Financials - 10.52%
+     265  Admiral Group plc                      $    21.3374     1.88%  $   5,654.40
      131  AvalonBay Communities, Inc.                 89.7400     3.98      11,755.94
+     100  Daito Trust Construction Company, Ltd.      57.5095     3.57       5,750.95
       79  Digital Realty Trust, Inc.                  56.9100     3.37       4,495.89
      111  Equity Residential                          40.2200     3.36       4,464.42
       81  EZCORP, Inc. - CL A                         18.6300     0.00       1,509.03
      318  FelCor Lodging Trust, Inc.                   4.6000     0.00       1,462.80
      451  NewAlliance Bancshares, Inc.                11.1000     2.52       5,006.10
+     379  QBE Insurance Group, Ltd.                   15.0035     6.16       5,686.32
      221  Western Alliance Bancorporation              6.7200     0.00       1,485.12
          Health Care - 5.85%
+     120  AstraZeneca plc                             46.7677     4.60       5,612.13
       72  Bio-Reference Laboratories, Inc.            20.6900     0.00       1,489.68
+     335  GlaxoSmithKline plc                         16.9683     5.54       5,684.37
      163  LifePoint Hospitals, Inc.                   29.8900     0.00       4,872.07
+     117  Novartis AG                                 48.4064     2.66       5,663.55
       52  Perrigo Company                             57.0600     0.44       2,967.12
          Industrials - 16.20%
+     371  Abertis Infraestructuras S.A.               17.9843     3.41       6,672.19
       82  Actuant Corporation - CL A                  17.6400     0.23       1,446.48
+   1,202  BAE Systems plc                              4.7421     5.11       5,700.05
       62  CSX Corporation                             47.4800     2.02       2,943.76
      115  Cummins, Inc.                               63.5700     1.10       7,310.55
      104  Emerson Electric Company                    43.4000     3.09       4,513.60
       32  Esterline Technologies Corporation          46.9100     0.00       1,501.12
      213  Fastenal Company                            48.8300     1.64      10,400.79
      369  Hudson Highland Group, Inc.                  3.9400     0.00       1,453.86
       92  J.B. Hunt Transport Services, Inc.          32.2800     1.49       2,969.76
       77  Landstar System, Inc.                       38.8600     0.46       2,992.22
       83  Northrop Grumman Corporation                54.1200     3.47       4,491.96
       55  Parker-Hannifin Corporation                 54.8000     1.90       3,014.00
      286  Trinity Industries, Inc.                    17.1300     1.87       4,899.18
       43  Union Pacific Corporation                   67.4300     1.96       2,899.49
       79  United Parcel Service, Inc. - CL B          57.2000     3.29       4,518.80
      132  URS Corporation                             38.0400     0.00       5,021.28
          Information Technology - 23.51%
      162  Analog Devices, Inc.                        27.8900     3.16       4,518.18
       86  Ancestry.com, Inc.                          17.1700     0.00       1,476.62
       30  Apple, Inc.                                248.6300     0.00       7,458.90


Multi-Strategy Series: Core Equity Allocation Portfolio 2010-3

Portfolio (continued)
------------------------------------------------------------------------------------------
                                                                   Current   Cost of
Number                                               Market Value  Dividend  Securities to
of Shares Name of Issuer (1)                         per Share (2) Yield (3) Portfolio (2)
------------------------------------------------------------------------------------------
           Information Technology (continued)
       225  Arrow Electronics, Inc.                $     22.0100    0.00%  $   4,952.25
       209  Avnet, Inc.                                  23.7600    0.00       4,965.84
       151  Cognizant Technology Solutions
              Corporation - CL A                         49.5700    0.00       7,485.07
        45  FactSet Research Systems, Inc.               66.3300    1.39       2,984.85
       103  Finisar Corporation                          14.1600    0.00       1,458.48
       329  Ingram Micro, Inc. - CL A                    14.9200    0.00       4,908.68
       235  Intel Corporation                            19.5000    3.23       4,582.50
        25  International Business Machines Corporation 123.4600    2.11       3,086.50
       272  International Rectifier Corporation          18.2400    0.00       4,961.28
       580  Jabil Circuit, Inc.                          12.8800    2.17       7,470.40
       164  Linear Technology Corporation                28.3000    3.25       4,641.20
       266  Maxim Integrated Products, Inc.              16.7500    4.78       4,455.50
       163  Microchip Technology, Inc.                   27.8800    4.91       4,544.44
       248  Molex, Inc.                                  17.8400    3.42       4,424.32
       202  NetApp, Inc.                                 37.1200    0.00       7,498.24
       301  Novellus Systems, Inc.                       25.0600    0.00       7,543.06
       268  Occam Networks, Inc.                          5.4100    0.00       1,449.88
+      280  SMART Modular Technologies (WWH), Inc.        4.8900    0.00       1,369.20
       130  Texas Instruments, Inc.                      23.1200    2.08       3,005.60
        79  VeriFone Systems, Inc.                       18.4300    0.00       1,455.97
       661  Vishay Intertechnology, Inc.                  7.3900    0.00       4,884.79
           Materials - 4.46%
       113  Ashland, Inc.                                43.1800    1.39       4,879.34
        87  Eastman Chemical Company                     51.6300    3.41       4,491.81
       107  Minerals Technologies, Inc.                  45.7300    0.44       4,893.11
+      271  Orica, Ltd.                                  21.3137    3.32       5,776.02
           Telecommunication Services - 1.27%
+    2,717  Vodafone Group plc                            2.1000    6.00       5,705.79
           Utilities - 5.12%
+    1,267  Centrica plc                                  4.5085    4.30       5,712.29
+      193  GDF Suez                                     29.8896    5.38       5,768.70
+      152  Red Electrica Corporacion S.A.               38.2169    4.15       5,808.96
+      329  Scottish and Southern Energy plc             17.3782    6.10       5,717.43
----------                                                                 ------------
    25,106                                                                 $ 449,144.12
==========                                                                 ============


See "Notes to Portfolios".


Notes to Hypothetical Performance Tables

   The stocks for the strategy for each period were identified by applying a Portfolio strategy on the last trading day of the period on the principal trading exchange. It should be noted that the stocks in the table are not the same stocks from year to year and may not be the same stocks as those included in a Portfolio. Total return for each period was calculated by (1) subtracting the closing sale price of the stocks on the last trading day of the prior period from the closing sale price of the stocks on the last trading day of the period, (2) adding dividends paid during that period and (3) dividing the result by the closing sale price of the stocks on the last trading day of the prior period and reducing this amount by typical Portfolio expenses and sales charges. The sales charge used for the total returns is 2.95% for the first year and 1.95% for subsequent years, which reflects the Portfolios' reduced sales charge for "rollover" investments. Adjustments were made to reflect events such as stock splits and corporate spin-offs. Total return does not take into consideration taxes that will be incurred by Unitholders. With respect to foreign securities, all values are converted into U.S. dollars using the applicable currency exchange rate.


   These tables represent hypothetical past performance of a Portfolio strategy (not the Portfolios) and is not a guarantee or indication of future performance of any Portfolio. Unitholders will not necessarily realize as high a total return as the hypothetical returns in the tables for several reasons including, among others: the total return figures in the tables do not reflect taxes; the portfolios are established at different times of the year; a Portfolio may not be able to invest equally in the Securities and may not be fully invested at all times; a Portfolio may be subject to specific investment exclusions or restrictions; the Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units; and currency exchange rates will be different. In addition, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect actual returns. There can be no assurance that a Portfolio will outperform the related stock index over its life or future rollover periods, if available. The sources for the information contained in the tables are Bloomberg L.P., Horizon Investment Services LLC, Lightstone Capital Management LLC, Ibbotson Associates, Factset, Compustat, Morgan Stanley Capital International, Standard & Poor's and Dow Jones Indexes, a CME Group company. The Sponsor has not independently verified the data obtained from these sources but has no reason to believe that this data is incorrect in any material respect.


Notes to Portfolios


     (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on July 6, 2010 and have a settlement date of July 9, 2010 (see "The Portfolios").

     (2) The value of each Security is determined on the bases set forth under "Public Offering--Unit Price" as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit. In accordance with FASB Accounting Standards Codification ("ASC"), ASC 820, Fair Value Measurements and Disclosures, the Portfolio's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:



                                                                                    Profit
                                                                   Cost to        (Loss) To
                                                                   Sponsor         Sponsor
                                                                 ------------   ------------

Birinyi Equity Select Trust                                      $    147,917   $        (68)
Large Cap Value Strategy Portfolio                               $    146,996   $       (126)
Enhanced Index Strategies Portfolio                              $    661,522   $     (2,181)
Large Cap Growth Strategy Portfolio                              $    145,927   $       (144)
Multi-Strategy Series: Core Equity Allocation Portfolio          $    450,949   $     (1,805)


          "+"  indicates that the security was issued by a foreign company.

     (3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's value as of the most recent close of trading on the New York Stock Exchange on the business day before the Initial Date of Deposit. Generally, estimated annual dividends per share are calculated by annualizing the most recently declared regular dividends or by adding the most recent regular interim and final dividends declared and reflect any foreign withholding taxes. In certain cases, this calculation may consider several recently declared dividends in order for the Current Dividend Yield to be more reflective of recent historical dividend rates.



            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


   To the Unitholders of Van Kampen Unit Trusts, Series 998:

   We have audited the accompanying statements of condition including the related portfolios of Birinyi Equity Select Trust, Series 28, Large Cap Value Strategy Portfolio 2010-3, Enhanced Index Strategies Portfolio 2010-3, Large Cap Growth Strategy Portfolio 2010-3 and Multi-Strategy Series: Core Equity Allocation Portfolio 2010-3 (included in Van Kampen Unit Trusts, Series 998) as of July 7, 2010. The statements of condition are the responsibility of the Sponsor. Our responsibility is to express an opinion on such statements of condition based on our audits.

   We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of condition are free of material misstatement. The trusts are not required to have, nor were we engaged to perform an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trusts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of condition, assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statements of condition presentation. Our procedures included confirmation with The Bank of New York Mellon, Trustee, of cash or an irrevocable letter of credit deposited for the purchase of Securities as shown in the statements of condition as of July 7, 2010. We believe that our audits of the statements of condition provide a reasonable basis for our opinion.

   In our opinion, the statements of condition referred to above present fairly, in all material respects, the financial position of Birinyi Equity Select Trust, Series 28, Large Cap Value Strategy Portfolio 2010-3, Enhanced Index Strategies Portfolio 2010-3, Large Cap Growth Strategy Portfolio 2010-3 and Multi-Strategy Series: Core Equity Allocation Portfolio 2010-3 (included in Van Kampen Unit Trusts, Series 998) as of July 7, 2010, in conformity with accounting principles generally accepted in the United States of America.

                                                          /s/ GRANT THORNTON LLP

New York, New York
July 7, 2010




                             STATEMENTS OF CONDITION
                               As of July 7, 2010

                                                                            Large Cap        Enhanced
                                                              Birinyi          Value            Index
                                                          Equity Select      Strategy        Strategies
INVESTMENT IN SECURITIES                                      Trust          Portfolio        Portfolio
                                                          ---------------  ---------------  ---------------
Contracts to purchase Securities (1)                      $       147,849  $       146,870  $       659,341
                                                          ---------------  ---------------  ---------------
     Total                                                $       147,849  $       146,870  $       659,341
                                                          ===============  ===============  ===============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                               $           747  $           742  $         1,807
     Deferred sales charge liability (3)                            2,166            2,151            9,657
     Creation and development fee liability (4)                       747              742            3,330
Interest of Unitholders--
     Cost to investors (5)                                        149,350          148,360          666,010
     Less: initial sales charge (5)(6)                              1,501            1,490            6,669
Less: deferred sales charge, creation and development
          fee and organization costs (2)(4)(5)(6)                   3,660            3,635           14,794
                                                          ---------------  ---------------  ---------------
          Net interest to Unitholders (5)                         144,189          143,235          644,547
                                                          ---------------  ---------------  ---------------
     Total                                                $       147,849  $       146,870  $       659,341
                                                          ===============  ===============  ===============
Units outstanding                                                  14,935           14,836           66,601
                                                          ===============  ===============  ===============
Net asset value per Unit                                  $         9.655  $         9.655  $         9.678
                                                          ===============  ===============  ===============


(1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Unit Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the close of the initial offering period (approximately three months) or six months following the Initial Date of Deposit to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of a Portfolio are greater that the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.

(3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4) The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

(5) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering".

(6)  Assumes the maximum sales charge.





                             STATEMENTS OF CONDITION
                               As of July 7, 2010
                                                                                    Multi-
                                                                                   Strategy
                                                                 Large Cap         Series:
                                                                  Growth      Core Equity
                                                                  Strategy        Allocation
INVESTMENT IN SECURITIES                                          Portfolio       Portfolio
                                                             ---------------  ---------------
Contracts to purchase Securities (1)                         $       145,783  $       449,144
                                                             ---------------  ---------------
     Total                                                   $       145,783  $       449,144
                                                             ===============  ===============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                                  $           626  $         1,809
     Deferred sales charge liability (3)                               2,135            6,579
     Creation and development fee liability (4)                          736            2,268
Interest of Unitholders--
     Cost to investors (5)                                           147,260          453,690
     Less: initial sales charge (5)(6)                                 1,477            4,546
Less: deferred sales charge, creation and development
          fee and organization costs (2)(4)(5)(6)                      3,497           10,656
                                                             ---------------  ---------------
          Net interest to Unitholders (5)                            142,286          438,488
                                                             ---------------  ---------------
     Total                                                   $       145,783  $       449,144
                                                             ===============  ===============
Units outstanding                                                     14,726           45,369
                                                             ===============  ===============
Net asset value per Unit                                     $         9.663  $         9.665
                                                             ===============  ===============


(1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Unit Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the close of the initial offering period (approximately three months) or six months following the Initial Date of Deposit to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of a Portfolio are greater that the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.

(3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4) The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

(5) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering".

(6)  Assumes the maximum sales charge.




THE PORTFOLIOS
--------------------------------------------------------------------------------

   The Portfolios were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Asset Management, as Supervisor, and The Bank of New York Mellon, as Trustee.

   The Portfolios offer investors the opportunity to purchase Units representing proportionate interests in portfolios of securities. A Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of securities with greater diversification than they might be able to acquire individually.

   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolios. Unless otherwise terminated as provided in the Trust Agreement, the Portfolios will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in each "Portfolio" and any additional securities deposited into each Portfolio.


   Additional Units of a Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by a Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit may be decreased. The Sponsor may continue to make additional deposits into a Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Portfolios will pay the associated brokerage or acquisition fees. Due to round lot requirements in certain foreign securities markets and market value fluctuations, certain Portfolios may not be able to invest in each Security on any subsequent date of deposit in the same proportion as existed on the Initial Date of Deposit or immediately prior to the subsequent deposit of Securities. This could increase the potential for dilution of investments and variances in anticipated income. Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions.


   Each Unit of your Portfolio initially offered represents an undivided interest in the Portfolio. At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units, fractional interest of each Unit in your Portfolio and the estimated distributions per Unit will increase or decrease to the extent of any adjustment. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in your Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in your Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.


   Each Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and
(c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any contract failure in any of the Securities.


OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------

   The objective of each Portfolio is described in the individual Portfolio sections. There is no assurance that a Portfolio will achieve its objective.


   Except as described herein, publishers of the indexes have not participated in any way in the creation of the Portfolios or in the selection of stocks included in the Portfolios and have not approved any information herein relating thereto. The publishers of these indexes are not affiliated with the Sponsor.

   The Dow Jones Industrial Average is a product of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC ("CME"), and has been licensed for use. "Dow Jones[R]", the Dow Jones Industrial Average and "Dow Jones Indexes" are service marks of Dow Jones Trademark Holdings, LLC ("Dow Jones") and have been licensed for use for certain purposes by the Sponsor. The Enhanced Index Strategies Portfolio is not sponsored, endorsed, sold or promoted by Dow Jones, CME or their respective affiliates. Dow Jones, CME and their respective affiliates make no representation or warranty, express or implied, to the owners of the Enhanced Index Strategies Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Enhanced Index Strategies Portfolio particularly. The only relationship of Dow Jones, CME or any of their respective affiliates to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average, which is determined, composed and calculated by CME without regard to Sponsor or the Enhanced Index Strategies Portfolio. Dow Jones and CME have no obligation to take the needs of the Sponsor or the owners of the Enhanced Index Strategies Portfolio into consideration in determining, composing or calculating the Dow Jones Industrial Average. Dow Jones, CME and their respective affiliates are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Enhanced Index Strategies Portfolio to be issued or in the determination or calculation of the equation by which the Enhanced Index Strategies Portfolio is to be converted into cash. Dow Jones, CME and their respective affiliates have no obligation or liability in connection with the administration, marketing or trading of the Enhanced Index Strategies Portfolio. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Enhanced Index Strategies Portfolio currently being issued by Sponsor, but which may be similar to and competitive with the Enhanced Index Strategies Portfolio. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Dow Jones Industrial Average. It is possible that this trading activity will affect the value of the Dow Jones Industrial Average and the Enhanced Index Strategies Portfolio.

   DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE OR ANY DATA INCLUDED THEREIN AND DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE ENHANCED INDEX STRATEGIES PORTFOLIO, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE OR ANY DATA INCLUDED THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, CME OR THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN CME AND THE SPONSOR, OTHER THAN THE LICENSORS OF CME.


   The Enhanced Index Strategies Portfolio and the Multi-Strategy Series: Core Equity Allocation Portfolio are not sponsored, endorsed, sold or promoted by MSCI Inc. ("MSCI"), any of its affiliates, any of its information providers or any other third party involved in, or related to, compiling, computing or creating any MSCI index (collectively, the "MSCI Parties"). The MSCI EAFE Index (the "EAFE Index") is the exclusive property of MSCI. MSCI and the EAFE Index name are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by the Sponsor and the Portfolio. None of the MSCI Parties makes any representation or warranty, express or implied, to the Sponsor or Unitholders of the Portfolios or any other person or entity regarding the advisability of investing in trusts generally or in the Portfolios particularly or the ability of the EAFE Index to track corresponding stock market performance. MSCI or its affiliates are the licensors of certain trademarks, service marks and trade names and of the EAFE Index which are determined, composed and calculated by MSCI without regard to the Portfolios or the Sponsor or Unitholders of the Portfolios or any other person or entity. None of the MSCI Parties has any obligation to take the needs of the Sponsor or Unitholders of these Portfolios or any other person or entity into consideration in determining, composing or calculating the EAFE Index. None of the MSCI Parties is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Portfolios to be issued or in the determination or calculation of the equation by which Units of these Portfolios are redeemable for cash. Further, none of the MSCI Parties has any obligation or liability to the Sponsor or Unitholders of the Portfolios or any other person or entity in connection with the administration, marketing or offering of the Portfolios.

   ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE EAFE INDEX FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THE TRUST, OWNERS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

   No purchaser, seller or holder of this security, product or trust, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this security without first contacting MSCI to determine whether MSCI's permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

   The Sponsor has entered into a license agreement with The Nasdaq Stock Market, Inc. (the "License Agreement"), under which the Enhanced Index Strategies Portfolio (through the Sponsor) is granted licenses to use the trademark and trade names "Nasdaq," "Nasdaq-100," and "Nasdaq-100 Index" solely in materials relating to the creation and issuance, marketing and promotion of the Portfolio and in accordance with any applicable federal and state securities law to indicate the source of the Nasdaq-100 Index as a basis for determining the composition of the Portfolio. As consideration for the grant of the license, the Portfolio will pay to The Nasdaq Stock Market, Inc., an annual fee. Neither the Portfolio nor the Unitholders are entitled to any rights whatsoever under the foregoing licensing arrangements or to use any of the covered trademarks or to use the Nasdaq-100 Index, except as specifically described herein or as may be specified in the Trust Agreement.

   The Portfolio is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Portfolio or Units of the Portfolio. The Corporations make no representation or warranty, express or implied to the owners of Units of the Portfolio or any member of the public regarding the advisability of investing in securities generally or in Units of the Portfolio particularly or the ability of the Nasdaq-100 Index to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") and the Portfolio is in the licensing of certain trademarks, service marks, and trade names of the Corporations and the use of the Nasdaq-100 Index which is determined, composed and calculated by Nasdaq without regard to the Licensee, the Portfolio or Unitholders of the Portfolio. Nasdaq has no obligation to take the needs of the Licensee or the owners of the Portfolio into consideration in determining, composing or calculating the Nasdaq-100 Index. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Units of the Portfolio to be issued or in the determination or calculation of the equation by which the Units of the Portfolio are to be converted into cash. The Corporations have no liability in connection with the administration or operations of the Portfolio, marketing or trading of Units of the Portfolio.

   THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF UNITS OF THE PORTFOLIO, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

   The Portfolio Consultants are not affiliates of the Sponsor. The Portfolio Consultants did not select the Securities for the Portfolios. A Portfolio Consultant may use the list of Securities in an independent capacity in its business and distribute this information to various individuals and entities. The Portfolio Consultants may recommend transactions in the Securities. This may have an adverse effect on the prices of the Securities. This also may have an impact on the price a Portfolio pays for the Securities and the price received upon Unit redemptions or Portfolio termination. The Portfolio Consultants also may issue reports and make recommendations on the Securities.

   Neither the Portfolio Consultants nor the Sponsor manage the Portfolios. You should note that a Portfolio Consultant or the Sponsor, as applicable, applied the selection criteria to the Securities for inclusion in a Portfolios prior to the Initial Date of Deposit. After this time, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from its Portfolio. In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Portfolio, taken as a whole, which are represented by the Units.

RISK FACTORS
--------------------------------------------------------------------------------

   All investments involve risk. This section describes the main risks that can impact the value of the securities in your Portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your Units will also fall. We cannot guarantee that your Portfolio will achieve its objective or that your investment return will be positive over any period.

   Market Risk. Market risk is the risk that the value of the securities in your Portfolio will fluctuate. This could cause the value of your Units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security of the issuer. Even though your Portfolio is supervised, you should remember that we do not manage your Portfolio. Your Portfolio will not sell a security solely because the market value falls as is possible in a managed fund. In addition, because some Portfolios hold a relatively small number of stocks, you may encounter more price volatility than would occur in an investment diversified among a greater number of stocks.

   Dividend Payment Risk. Dividend payment risk is the risk that an issuer of a security is unwilling or unable to pay dividends on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time. If dividends received by a Portfolio are insufficient to cover expenses, redemptions or other Portfolio costs, it may be necessary for the Portfolio to sell Securities to cover such expenses, redemptions or other costs. Any such sales may result in capital gains or losses to you. See "Taxation".

   Strategy Risk. A Portfolio Consultant's stock selection strategies for the Birinyi Equity Select Trust, Large Cap Value Strategy Portfolio, the Enhanced Index Strategies Portfolio, the Large Cap Growth Strategy Portfolio and the Multi-Strategy Series: Core Equity Allocation Portfolio may not be successful in identifying stocks that appreciate in value. Your Portfolio may not achieve its objectives if this happens. In particular, you should understand that stock selection strategies use proprietary quantitative models that focus on factors such as historical price movements, consensus analyst earnings estimates and changes in these estimates, and certain ratios. In addition, you should understand that the "money flow" stock selection strategy used by the Portfolio Consultant of the Birinyi Equity Select Trust focuses on a technical analysis of stock trading rather than fundamental analysis of a company's financial conditions. These selection strategies differ from a strategy that focuses on a fundamental analysis of a company's current financial condition.

   Strategy Correlation. The Large Cap Value Strategy Portfolio, the Enhanced Index Strategies Portfolio, Large Cap Growth Strategy Portfolio and the Multi-Strategy Series: Core Equity Allocation Portfolio involve the risk that their performance will not sufficiently correspond with the hypothetical performance of the related investment strategy. This can happen for reasons such as:

     o the impracticability of owning each of the strategy stocks with the exact weightings at a given time,

     o strategy performance is based on a calendar year strategy while the portfolios are created at various times during the year and have 15 month terms,

     o    a Portfolio may not be fully invested at all times, and

     o    fees and expenses of a Portfolio.


   Industry Risks. The Portfolios invest significantly in certain industries. Any negative impact on these industries will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these industries before you invest.


   Consumer Discretionary and Consumer Staples Issuers. The Portfolios each invest significantly in companies that manufacture or sell various consumer products and/or services. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but will require sophisticated technology to remain competitive. Changes in demographics and consumer tastes can also affect the demand for, and the success of, consumer products and services in the marketplace.


   Industrials Issuers. The Large Cap Value Strategy Portfolio invests significantly in industrials companies. General risks of industrials companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. Capital goods companies may also be significantly affected by overall capital spending and leverage levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, labor relations, government regulations, government contracts and e-commerce initiatives. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny. Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, labor disputes, changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction materials and equipment manufacturers.

   Information Technology Issuers. The Portfolios each invest significantly in information technology companies. These companies include companies that are involved in computer and business services, enterprise software/technical software, Internet and computer software, Internet-related services, networking and telecommunications equipment, telecommunications services, electronics products, server hardware, computer hardware and peripherals, semiconductor capital equipment and semiconductors. These companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology, can have a negative impact on the company's results. Information technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact your ability to redeem your Units at a price equal to or greater than what you paid.


   Foreign Stocks. Because the Enhanced Index Strategies Portfolio and Multi-Strategy Series: Core Equity Allocation Portfolio invest significantly in foreign stocks, the Portfolios involve additional risks that differ from an investment in domestic stocks. These risks include the risk of losses due to future political and economic developments, international trade conditions, foreign withholding taxes and restrictions on foreign investments or exchange of securities, foreign currency fluctuations or restriction on exchange or repatriation of currencies.

   The political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S. Investments in these countries may be subject to the risks of internal and external conflicts, currency devaluations, foreign ownership limitations and tax increases. It is possible that a government may take over the assets or operations of a company or impose restrictions on the exchange or export of currency or other assets. Some countries also may have different legal systems that may make it difficult for a Portfolio to vote proxies, exercise investor rights, and pursue legal remedies with respect to its foreign investments. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries, and securities and currency markets, and the value of a Portfolio's investments, in non-U.S. countries. No one can predict the impact that these factors could have on a Portfolio's securities.

   Certain stocks may be held in the form of American Depositary Receipts ("ADRs"), Global Depositary Receipts ("GDRs"), or other similar receipts. ADRs and GDRs represent receipts for foreign common stock deposited with a custodian (which may include the Trustee). The ADRs in your Portfolio, if any, trade in the U.S. in U.S. dollars and are registered with the Securities and Exchange Commission ("SEC"). GDRs are receipts, issued by foreign banks or trust companies, or foreign branches of U.S. banks, that represent an interest in shares of either a foreign or U.S. corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. ADRs and GDRs generally involve the same types of risks as foreign common stock held directly. Some ADRs and GDRs may experience less liquidity than the underlying common stocks traded in their home market. The Portfolios may invest in sponsored or unsponsored ADRs. Unlike a sponsored ADR where the depositary has an exclusive relationship with the foreign issuer, an unsponsored ADR may be created by a depositary institution independently and without the cooperation of the foreign issuer. Consequently, information concerning the foreign issuer may be less current or reliable for an unsponsored ADR and the price of an unsponsored ADR may be more volatile than if it was a sponsored ADR. Depositaries of unsponsored ADRs are not required to distribute shareholder communications received from the foreign issuer or to pass through voting rights to its holders. The holders of unsponsored ADRs generally bear all the costs associated with establishing the unsponsored ADR, whereas the foreign issuers typically bear certain costs in a sponsored ADR.

   The purchase and sale of the foreign securities may occur in foreign securities markets. Certain of the factors stated above may make it impossible to buy or sell them in a timely manner or may adversely affect the value received on a sale of securities. Custody of certain of the securities in a Portfolio may be maintained by a global custody and clearing institution which has entered into a sub-custodian relationship with the Trustee. In addition, round lot trading requirements exist in certain foreign securities markets. These round lot trading requirements could cause the proportional composition and diversification of a Portfolio's securities to vary when the Portfolio purchases additional securities or sells securities to satisfy expenses or Unit redemptions. This could have a material impact on investment performance and portfolio composition. Brokerage commissions and other fees generally are higher for foreign securities. Government supervision and regulation of foreign securities markets, currency markets, trading systems and brokers may be less than in the U.S. The procedures and rules governing foreign transactions and custody (holding of the Portfolios' assets) also may involve delays in payment, delivery or recovery of money or investments.

   Foreign companies may not be subject to the same disclosure, accounting, auditing and financial reporting standards and practices as U.S. companies. Thus, there may be less information publicly available about foreign companies than about most U.S. companies.

   Certain foreign securities may be less liquid (harder to sell) and more volatile than many U.S. securities. This means a Portfolio may at times be unable to sell foreign securities in a timely manner or at favorable prices.

   Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these securities and dividends will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons. To determine the value of foreign securities or their dividends, the Trustee will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Trustee may not reflect the amount a Portfolio would receive in U.S. dollars, had the Trustee sold any particular currency in the market. The value of the Securities in terms of U.S. dollars, and therefore the value of your Units, will decline if the U.S. dollar decreases in value relative to the value of the currencies in which the Securities trade.

   Small Companies. The Enhanced Index Strategies Portfolio invests in stocks issued by small companies. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

   Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in your Portfolios, or on the tax treatment of your Portfolio or of your investment in a Portfolio. In addition, litigation regarding any of the issuers of the Securities or of the industries represented by these issuers may negatively impact the share prices of these Securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the Securities.

   No FDIC Guarantee. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
--------------------------------------------------------------------------------


   General. Units are offered at the Public Offering Price which consists of the net asset value per Unit plus organization costs plus the sales charge. The net asset value per Unit is the value of the securities, cash and other assets in your Portfolio reduced by the liabilities of the Portfolio divided by the total Units outstanding. The maximum sales charge equals 2.95% of the Public Offering Price per Unit (3.04% of the aggregate offering price of the Securities) at the time of purchase.


   You pay the initial sales charge at the time you buy Units. The initial sales charge is the difference between the total sales charge percentage (maximum of 2.95% of the Public Offering Price per Unit) and the sum of the remaining fixed dollar deferred sales charge and the total fixed dollar creation and development fee. The initial sales charge will be approximately 1.00% of the Public Offering Price per Unit depending on the Public Offering Price per Unit. The deferred sales charge is fixed at $0.145 per Unit. Your Portfolio pays the deferred sales charge in installments as described in the "Fee Table." If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. If you redeem or sell your Units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your Units. The initial and deferred sales charges are referred to as the "transactional sales charge." The transactional sales charge does not include the creation and development fee which compensates the Sponsor for creating and developing your Portfolio and is described under "Expenses." The creation and development fee is fixed at $0.05 per Unit. Your Portfolio pays the creation and development fee as of the close of the initial offering period as described in the "Fee Table." If you redeem or sell your Units prior to collection of the creation and development fee, you will not pay the creation and development fee upon redemption or sale of your Units. Because the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, the actual charges will exceed the percentages shown in the "Fee Table" if the Public Offering Price per Unit falls below $10 and will be less than the percentages shown in the "Fee Table" if the Public Offering Price per Unit exceeds $10. In no event will the maximum total sales charge exceed 2.95% of the Public Offering Price per Unit.

   Since the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any decrease in net asset value. However, if the Public Offering Price per Unit falls to the extent that the maximum sales charge percentage results in a dollar amount that is less than the combined fixed dollar amounts of the deferred sales charge and creation and development fee, your initial sales charge will be a credit equal to the amount by which these fixed dollar charges exceed your sales charge at the time you buy Units. In such a situation, the value of securities per Unit would exceed the Public Offering Price per Unit by the amount of the initial sales charge credit and the value of those securities will fluctuate, which could result in a benefit or detriment to Unitholders that purchase Units at that price. The initial sales charge credit is paid by the Sponsor and is not paid by the Portfolio. The "Fee Table" shows the sales charge calculation at a $10 Public Offering Price per Unit and the following examples illustrate the sales charge at prices below and above $10. If the Public Offering Price per Unit fell to $6, the maximum sales charge would be $0.1770 (2.95% of the Public Offering Price per Unit), which consists of an initial sales charge of -$0.0180, a deferred sales charge of $0.145 and a creation and development fee of $0.05. If the Public Offering Price per Unit rose to $14, the maximum sales charge would be $0.4130 (2.95% of the Public Offering Price per Unit), consisting of an initial sales charge of $0.2180, a deferred sales charge of $0.145 and the creation and development fee of $0.05.

   The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased.

   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.

   Reducing Your Sales Charge. The Sponsor offers a variety of ways for you to reduce the sales charge that you pay. It is your financial professional's responsibility to alert the Sponsor of any discount when you purchase Units. Before you purchase Units you must also inform your financial professional of your qualification for any discount or of any combined purchases to be eligible for a reduced sales charge. You may not combine discounts. Since the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales charge is less than the fixed dollar amounts of the deferred sales charge and creation and development fee, you will receive a credit equal to the difference between your total sales charge and these fixed dollar charges at the time you buy Units.

   Large Quantity Purchases. You can reduce your sales charge by increasing the size of your investment. If you purchase Units in the amounts shown in the table below during the initial offering period, the sales charge will be as follows:

      Transaction
        Amount      Sales Charge
------------------  ------------
Less than $50,000        2.95%
$50,000 - $99,999        2.70
$100,000 - $249,999      2.45
$250,000 - $499,999      2.10
$500,000 - $999,999      1.85
$1,000,000 or more       1.20

   Except as described below, these quantity discount levels apply only to purchases of a single Portfolio made by the same person on a single day from a single broker-dealer. We apply these sales charges as a percent of the Public Offering Price per Unit at the time of purchase. We also apply the different purchase levels on a Unit basis using a $10 Unit equivalent. For example, if you purchase between 5,000 and 9,999 Units of a Portfolio, your sales charge will be 2.70% of your Public Offering Price per Unit.


   For purposes of achieving these levels you may combine purchases of Units of a Portfolio offered in this prospectus with purchases of units of any other Van Kampen-sponsored unit investment trusts in the initial offering period which are not already subject to a reduced sales charge (including other Portfolios offered in this prospectus). In addition, Units purchased in the name of your spouse or children under 21 living in the same household as you will be deemed to be additional purchases by you for the purposes of calculating the applicable quantity discount level. The reduced sales charge levels will also be applicable to a trustee or other fiduciary purchasing Units for a single trust, estate (including multiple trusts created under a single estate) or fiduciary account. To be eligible for aggregation as described in this paragraph, all purchases must be made on the same day through a single broker-dealer or selling agent. You must inform your broker-dealer of any combined purchases before your purchase to be eligible for a reduced sales charge.


   Fee Accounts. Investors may purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge ("Wrap Fee") is imposed ("Fee Accounts"). If Units of a Portfolio are purchased for a Fee Account and the Portfolio is subject to a Wrap Fee (i.e., the Portfolio is "Wrap Fee Eligible"), then the purchase will not be subject to the transactional sales charge but will be subject to the creation and development fee that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio.

   Rollovers and Exchanges. During the initial offering period of the Portfolios offered in this prospectus, unitholders of any Van Kampen-sponsored unit investment trusts and unitholders of unaffiliated unit investment trusts may utilize their redemption or termination proceeds from such a trust to purchase Units of the Portfolios at the Public Offering Price per Unit less 1.00%. In order to be eligible for the sales charge discounts applicable to Unit purchases made with redemption or termination proceeds from other unit investment trusts, the termination or redemption proceeds used to purchase Units of a Portfolio must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, the discounts will only be available for investors that utilize the same broker-dealer (or a different broker-dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker-dealer to evidence your eligibility for these reduced sales charge discounts. An exchange does not avoid a taxable event on the redemption or termination of an interest in a trust.

   Employees. Employees, officers and directors (including their spouses and children under 21 living in the same household, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen Funds Inc. and its affiliates, and dealers and their affiliates may purchase Units at the Public Offering Price less the applicable dealer concession. All employee discounts are subject to the policies of the related selling firm. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

   Employees, officers and directors (including their spouses and children under 21 living in the same household, and trustees, custodians or fiduciaries for the benefit of such persons) of Lightstone Capital Management LLC and its affiliates may purchase Units of the Large Cap Value Strategy Portfolio, the Enhanced Index Strategies Portfolio, the Large Cap Growth Strategy Portfolio and the Multi-Strategy Series: Core Equity Allocation Portfolio at the Public Offering Price less the applicable dealer concession.

   Distribution Reinvestments. We do not charge any sales charge when you reinvest distributions from your Portfolio into additional Units of your Portfolio. Since the deferred sales charge and creation and development fee are fixed dollar amounts per unit, your Portfolio must charge these amounts per unit regardless of this discount. If you elect to reinvest distributions, the Sponsor will credit you with additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge and creation and development fee that will be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.


   Unit Price. The Public Offering Price of Units will vary from the amounts stated under "Essential Information" in accordance with fluctuations in the prices of the underlying Securities upon deposit by the Sponsor in the Portfolios. The initial price of the Securities was determined by the Trustee. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. The Evaluation Time is the close of the New York Stock Exchange on each business day. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", means any day on which the New York Stock Exchange is open for regular trading. The Public Offering Price per Unit will be effective for all orders received prior to the Evaluation Time on each business day. Orders received by the Sponsor prior to the Evaluation Time and orders received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Sponsor by the time designated by the Sponsor, are priced based on the date of receipt. Orders received by the Sponsor after the Evaluation Time, and orders received by authorized financial professionals after the Evaluation Time or orders received by such persons that are not transmitted to the Sponsor until after the time designated by the Sponsor, are priced based on the date of the next determined Public Offering Price per Unit provided they are received timely by the Sponsor on such date. It is the responsibility of authorized financial professionals to transmit orders received by them to the Sponsor so they will be received in a timely manner.


   The value of portfolio securities is based on the securities' market price when available. When a market price is not readily available, including circumstances under which the Trustee determines that a security's market price is not accurate, a portfolio security is valued at its fair value, as determined under procedures established by the Trustee or an independent pricing service used by the Trustee. In these cases, a Portfolio's net asset value will reflect certain portfolio securities' fair value rather than their market price. With respect to securities that are primarily listed on foreign exchanges, the value of the portfolio securities may change on days when you will not be able to purchase or sell Units. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The Sponsor will provide price dissemination and oversight services to the Portfolios.

   During the initial offering period, part of the Public Offering Price represents an amount that will pay the costs incurred in establishing your Portfolio. These costs include the costs of preparing documents relating to the Portfolio (such as the registration statement, prospectus, trust agreement and legal documents), federal and state registration fees, the security selection fee of any Portfolio Consultant, the initial fees and expenses of the Trustee and the initial audit. Your Portfolio will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your Units will decline when the Portfolio pays these costs.

   Unit Distribution. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.

   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a regular concession or agency commission in connection with the distribution of Units during the initial offering period as described in the following table:

                    Concession
      Transaction    or Agency
        Amount*     Commission
------------------  ----------
Less than $50,000       2.25%
$50,000 - $99,999       2.00
$100,000 - $249,999     1.75
$250,000 - $499,999     1.45
$500,000 - $999,999     1.20
$1,000,000 or more      0.65

---------------
* The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and are applied on whichever basis is more favorable to the distributor.

   For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units, this regular concession or agency commission will amount to 1.20% per Unit.

   In addition to the regular concession or agency commission set forth above, all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all eligible Van Kampen unit investment trusts during a Quarterly Period as set forth in the following table:

Initial Offering Period                 Volume
Sales During Quarterly Period         Concession
------------------------------------  ----------
$2 million but less than $5 million      0.025%
$5 million but less than $10 million     0.050
$10 million but less than $50 million    0.075
$50 million or more                      0.100

   "Quarterly Period" means the following periods: January -- March; April -- June; July -- September; and October -- December. Broker-dealers and other selling firms will not receive these additional volume concessions on the sale of units which are not subject to the transactional sales charge, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the table above. Secondary market sales of all unit investment trusts are excluded for purposes of these volume concessions. Notwithstanding the foregoing, Wells Fargo Advisors will receive the maximum volume concession set forth in the table above for all eligible unit sales. The Sponsor will pay these amounts out of the transactional sales charge received on units within a reasonable time following each Quarterly Period. For a trust to be eligible for this additional compensation for Quarterly Period sales, the trust's prospectus must include disclosure related to this additional compensation; a trust is not eligible for this additional compensation if the prospectus for such trust does not include disclosure related to this additional compensation.

   In addition to the regular concession and additional volume concessions set forth in the tables above, Preferred Distributors will receive a reallowance of 0.10% of the Public Offering Price per Unit of all Units of a Portfolio sold during a Quarterly Period. This additional compensation will be paid to Preferred Distributors as an additional broker-dealer concession at the time Units are purchased unless the Preferred Distributor notifies the Sponsor that it elects to receive a separate payment following each applicable Quarterly Period. The "Preferred Distributors" include (1) the following firms and their affiliates: Edward D. Jones & Co., L.P., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley Smith Barney LLC, UBS Financial Services Inc. and Wells Fargo Advisors and (2) any selling firm that has achieved aggregate sales of Van Kampen unit investment trusts of either $30 million in the three-month period preceding the related Quarterly Period or $100 million in the twelve-month period preceding the related Quarterly Period. Preferred Distributors will not receive this additional compensation on the sale of Units which are not subject to the transactional sales charge, however, such sales will be included in determining whether a firm has met the sales levels described in the preceding sentence for purposes of qualifying as a Preferred Distributor. Secondary market sales of Units are excluded for purposes of this Preferred Distributor compensation.

   Except as provided in this section, any sales charge discount provided to investors will be borne by the selling broker-dealer or agent as indicated under "General" above. For all secondary market transactions the total concession or agency commission will amount to 80% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell Units of the Portfolios and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Portfolio and our other products. Fees may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature. These arrangements will not change the price you pay for your Units.

   Sponsor Compensation. The Sponsor will receive the total sales charge applicable to each transaction. Except as provided under "Unit Distribution," any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to each Portfolio on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of Units held by the Sponsor for sale to the public. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

   Market for Units. Although it is not obligated to do so, the Sponsor may maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any Units tendered for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
--------------------------------------------------------------------------------

   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

FEE ACCOUNTS
--------------------------------------------------------------------------------

   As described above, Units may be available for purchase by investors in Fee Accounts where the Portfolio is Wrap Fee Eligible. You should consult your financial professional to determine whether you can benefit from these accounts. This table illustrates the sales charge you will pay if a Portfolio is Wrap Fee Eligible as a percentage of the initial Public Offering Price per Unit on the Initial Date of Deposit (the percentage will vary thereafter).

Initial sales charge             0.00%
Deferred sales charge            0.00
                                 -----
      Transactional sales charge 0.00%
                                 =====
Creation and development fee     0.50%
                                 -----
      Total sales charge         0.50%
                                 =====

   You should consult the "Public Offering--General" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio.

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------

   Distributions. With respect to the Large Cap Value Strategy Portfolio, the Enhanced Index Strategies Portfolio and the Multi-Strategy Series: Core Equity Allocation Portfolio, dividends and interest, and any net proceeds from the sale of Securities received by your Portfolio will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. With respect to the Birinyi Equity Select Trust and Large Cap Growth Strategy Portfolio, the Trustee will generally distribute the cash held in the Income and Capital Accounts of your Portfolio, net of expenses, on each Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least 0.1% of your Portfolio's net asset value. These dates are listed under "Essential Information". In addition, the Large Cap Value Strategy Portfolio, the Enhanced Index Strategies Portfolio and the Multi-Strategy Series: Core Equity Allocation Portfolio will generally make required distributions at the end of each year because each is structured as a "regulated investment company" for federal tax purposes. Unitholders will also receive a final distribution of income when a Portfolio terminates. A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. See "Rights of Unitholders--Reinvestment Option".

   Dividends and interest received by a Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.


   Estimated Distributions. The estimated initial distribution and estimated net annual income per Unit may be shown under "Essential Information." Generally, the estimate of the income a Portfolio may receive is based on the most recent ordinary quarterly dividends declared by an issuer, the most recent interim and final dividends declared for certain foreign issuers, or scheduled income payments (in all cases accounting for any applicable foreign withholding taxes). In certain cases, estimated net annual income may also be based upon several recently declared dividends of an issuer. However, common stocks do not assure dividend payments and therefore the amount of future dividend income to your Portfolio is uncertain. The actual net annual distributions may decrease over time because a portion of the Securities included in a Portfolio will be sold to pay for the organization costs, deferred sales charge and creation and development fee. Securities may also be sold to pay regular fees and expenses during a Portfolio's life. Dividend and income conventions for certain companies and/or certain countries differ from those typically used in the United States and in certain instances, dividends/income paid or declared over several years or other periods may be used to estimate annual distributions. The actual net annual income distributions you receive will vary from the estimated amount due to changes in a Portfolio's fees and expenses, in actual income received by a Portfolio, currency fluctuations and with changes in a Portfolio such as the acquisition, call, maturity or sale of Securities. Due to these and various other factors, actual income received by a Portfolio will most likely differ from the most recent dividends or scheduled income payments.


   Reinvestment Option. Unitholders may have distributions automatically reinvested in additional Units without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides). The CUSIP numbers are set forth under "Essential Information". Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company ("DTC") or purchase a Reinvest CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. The reinvestment option is not offered during the 30 days prior to termination. If Units are unavailable for reinvestment or this reinvestment option is no longer available, distributions will be paid in cash. Distributions will be taxable to Unitholders if paid in cash or automatically reinvested in additional Units. See "Taxation".

   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor shall have the right to suspend or terminate the reinvestment plan at any time. The reinvestment plan is subject to availability or limitation by each broker-dealer or selling firm. Broker-dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information.


   Redemption of Units. All or a portion of your Units may be tendered to The Bank of New York Mellon, the Trustee, for redemption at Unit Investment Trust Division, 111 Sanders Creek Parkway, East Syracuse, New York 13057, on any day the New York Stock Exchange is open. No redemption fee will be charged by the Sponsor or the Trustee, but you are responsible for applicable governmental charges, if any. Units redeemed by the Trustee will be canceled. You may redeem all or a portion of your Units by sending a request for redemption to your bank or broker-dealer through which you hold your Units. No later than the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Portfolio business day, the date of tender is deemed to be the next business day. Redemption requests received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Trustee by the time designated by the Trustee, are priced based on the date of receipt. Redemption requests received by the Trustee after the Evaluation Time, and redemption requests received by authorized financial professionals after the Evaluation Time or redemption requests received by such persons that are not transmitted to the Trustee until after the time designated by the Trustee, are priced based on the date of the next determined redemption price provided they are received timely by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such fees.


   Unitholders tendering 1,000 or more Units of the Large Cap Growth Strategy Portfolio, Large Cap Value Strategy Portfolio and Birinyi Equity Select Trust (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution within thirty days of a Portfolio's termination. The Enhanced Index Strategies Portfolio and the Multi-Strategy Series: Core Equity Allocation Portfolio generally will not offer in kind distributions. The Portfolios generally will not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at DTC. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares. The in kind distribution option may be modified or discontinued at any time without notice. Notwithstanding the foregoing, if the Unitholder requesting an in kind distribution is the Sponsor or an affiliated person of the Portfolio, the Trustee may make an in kind distribution to such Unitholder provided that no one with a pecuniary incentive to influence the in kind distribution may influence selection of the distributed securities, the distribution must consist of a pro-rata distribution of all portfolio securities (with limited exceptions) and the in kind distribution may not favor such affiliated person to the detriment of any other Unitholder.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Portfolio will be, and the diversity of a Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".

   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in each Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends or other income distributions receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio (including costs associated with liquidating securities after the end of the initial offering period) and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price are not reduced by estimated organization costs or creation and development fee. For these purposes, the Trustee will determine the value of the Securities as described under "Public Offering--Unit Price".

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

   Exchange Option. When you redeem Units of your Portfolio or when your Portfolio terminates, you may be able to exchange your Units for units of other Van Kampen unit trusts at a reduced sales charge. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. We may discontinue this option at any time.

   Rollover. We may offer a subsequent series of each Portfolio for a Rollover when the Portfolios terminate.

   On the Mandatory Termination Date you will have the option to (1) participate in a Rollover and have your Units reinvested into a subsequent trust series or (2) receive a cash distribution.

   If you elect to participate in a cash Rollover, your Units will be redeemed on the Mandatory Termination Date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series at the public offering price for the new trust. The Trustee will attempt to sell Securities to satisfy the redemption as quickly as practicable on the Mandatory Termination Date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the Securities and could impact the length of the sale period. The liquidity of any Security depends on the daily trading volume of the Security and the amount available for redemption and reinvestment on any day.

   We may make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as the current Portfolios. We cannot guarantee that a Rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by Portfolio procedures. We may, in our sole discretion, modify a Rollover or stop creating units of a trust at any time regardless of whether all proceeds of Unitholders have been reinvested in a Rollover. If we decide not to offer a subsequent series, Unitholders will be notified prior to the Mandatory Termination Date. Cash which has not been reinvested in a Rollover will be distributed to Unitholders shortly after the Mandatory Termination Date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a Rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See "Taxation".

   Units. Ownership of Units is evidenced in book-entry form only and will not be evidenced by certificates. Units purchased or held through your bank or broker-dealer will be recorded in book-entry form and credited to the account of your bank or broker-dealer at DTC. Units are transferable by contacting your bank or broker-dealer through which you hold your Units. Transfer, and the requirements therefore, will be governed by the applicable procedures of DTC and your agreement with the DTC participant in whose name your Units are registered on the transfer records of DTC.

   Reports Provided. Unitholders will receive a statement of dividends and other amounts received by a Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or your Portfolio, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

PORTFOLIO ADMINISTRATION
--------------------------------------------------------------------------------

   Portfolio Administration. The Portfolios are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to the Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept an offer if the Supervisor determines that the sale or exchange is in the best interest of Unitholders (only offers for cash if a Portfolio has not elected to be treated as a regulated investment company for tax purposes). The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. With respect to a Portfolio structured as a grantor trust for federal tax purposes, the Trustee must reject any offer for securities or property other than cash in exchange for the Securities. If securities or property are nonetheless acquired by a Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.

   With respect to the Large Cap Value Strategy Portfolio, the Enhanced Index Strategies Portfolio and the Multi-Strategy Series: Core Equity Allocation Portfolio, the Sponsor may direct the reinvestment of proceeds of the sale of Securities if the sale is the direct result of serious adverse credit factors which, in the opinion of the Sponsor, would make retention of the Securities detrimental to your Portfolio. In such a case, the Sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in your Portfolio on the Initial Date of Deposit. The Sponsor may also instruct the Trustee to take action necessary to ensure that the Large Cap Value Strategy Portfolio, the Enhanced Index Strategies Portfolio and the Multi-Strategy Series: Core Equity Allocation Portfolio continue to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Portfolio.

   When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. In order to obtain the best price for a Portfolio, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolios, the Sponsor or dealers participating in the offering of Units.

   Pursuant to an exemptive order, when each Portfolio terminates, it may be permitted to sell Securities to a new trust series if those Securities meet the investment strategy of the new trust. The exemption may enable each Portfolio to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Sponsor.

   Amendment of the Trust Agreement. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not materially adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   Termination. Each Portfolio will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Portfolio. A Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the "Minimum Termination Value"). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of the Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Approximately forty-five days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders Birinyi Equity Select Trust, Large Cap Value Strategy Portfolio and Large Cap Growth Strategy Portfolio to elect an in kind distribution of Securities, provided that Unitholders may not request an in kind distribution of Securities within thirty days of a Portfolio's termination. Any in kind distribution of Securities will be made in the manner and subject to the restrictions described under "Rights of Unitholders--Redemption of Units", provided that, in connection with an in kind distribution election more than 30 days prior to termination, Unitholders tendering 1,000 or more Units of a Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of a Portfolio's expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Portfolios. See "Additional Information".

   Limitations on Liabilities. The Sponsor, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Trustee and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.


   Sponsor. Van Kampen Funds Inc. is the Sponsor of your Portfolio. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc. ("Van Kampen Investments"). Van Kampen Investments is a diversified asset management company that administers more than three million retail investor accounts and has extensive capabilities for managing institutional portfolios. Van Kampen Investments is an indirect wholly owned subsidiary of Invesco Ltd. ("Invesco"), a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. On June 1, 2010, Invesco completed the previously announced acquisition of the retail asset management business, including Van Kampen Investments, from Morgan Stanley & Co. Incorporated. The Sponsor's principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of December 31, 2009, the total stockholders' equity of Van Kampen Funds Inc. was $161,397,932 (unaudited). The current assets under management and supervision by Invesco and its affiliates were valued at approximately $580 billion as of March 31, 2010.


   The Sponsor and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the SEC, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   Trustee. The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 856-8487. If you have questions regarding your account or your Portfolio, please contact the Trustee at its principal unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

TAXATION -- BIRINYI EQUITY SELECT TRUST
AND LARGE CAP GROWTH STRATEGY PORTFOLIO
--------------------------------------------------------------------------------

   This section summarizes some of the principal U.S. federal income tax consequences of owning Units of a Portfolio as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, a tax-exempt entity, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

   This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review the federal income tax treatment of the assets to be deposited in your Portfolio.

   As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

   Assets of the Portfolio. Each Portfolio is expected to hold shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes. Certain Portfolios may also hold shares of stock in corporations that qualify as real estate investment trusts for federal income tax purposes ("REIT Shares").

   It is possible that a Portfolio will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. We refer to the assets held by your Portfolio as "Portfolio Assets".

   Portfolio Status. If your Portfolio is at all times operated in accordance with the documents establishing the Portfolio and certain requirements of federal income tax law are met, your Portfolio will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Portfolio Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains), if any from each Portfolio Asset when such income would be considered to be received by you if you directly owned the Portfolio Assets. This tax treatment applies even if you elect to have your distributions reinvested into additional Units. In addition, the income from Portfolio Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Portfolio expenses.

   Your Tax Basis and Income or Loss Upon Disposition. If you dispose of your Units or redeem your Units for cash, you will generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your adjusted tax basis in your Units disposed of from your proceeds received in the transaction. You also generally will recognize taxable gain or loss if your Portfolio disposes of Portfolio Assets. Your initial tax basis in each Portfolio Asset is determined by apportioning the cost of your Units, including sales charges, among the Portfolio Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, your tax basis in certain Portfolio Assets must be adjusted after you acquire your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits or in the case of certain distributions with respect to REIT Shares that represent a return of capital, as discussed below).

   If you are an individual, the maximum marginal federal tax rate for net capital gain currently is generally 15% (zero for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2011.

   Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code of 1986, as amended (the "Code"), however, treats certain capital gains as ordinary income in special situations. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REIT Shares) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

   Dividends from Stocks. Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2011.

   Dividends from REIT Shares. Some dividends on the REIT Shares may be designated as "capital gain dividends," generally taxable to you as long-term capital gains. If you hold a Unit for six months or less or if your Portfolio holds a REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such REIT Share. Distributions of income or capital gains declared on the REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January. Other dividends on the REIT Shares will generally be taxable to you as ordinary income, although in limited circumstances, some of the ordinary income dividends from a REIT may also qualify to be taxed at the same rates that apply to net capital gains (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of ordinary income dividends from real estate investment trusts generally apply to taxable years beginning before January 1, 2011.

   Dividends Received Deduction. Generally, a domestic corporation owning Units in a Portfolio may be eligible for the dividends received deduction with respect to such Unitholder's pro rata portion of certain types of dividends received by the Portfolio. However, a corporation generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations.

   In Kind Distributions. Under certain circumstances as described in this prospectus, you may request an in kind distribution of Portfolio Assets when you redeem your Units. By electing to receive an in kind distribution, you will receive Portfolio Assets plus, possibly, cash. You generally will not recognize gain or loss if you only receive whole Portfolio Assets in exchange for the identical amount of your pro rata portion of the same Portfolio Assets held by your Portfolio. However, if you also receive cash in exchange for a Portfolio Asset or a fractional portion of a Portfolio Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Portfolio Asset or fractional portion.

   Rollovers and Exchanges. If you elect to have your proceeds from your Portfolio rolled over into a future trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of your Portfolio for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Portfolio Assets under the wash sale provisions of the Code.

   Limitations on the Deductibility of Portfolio Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of your Portfolio's income, even if some of that income is used to pay Portfolio expenses. You may deduct your pro rata share of each expense paid by your Portfolio to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Portfolio as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

   Foreign Taxes. Distributions by your Portfolio that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty.

   Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some of the income from your Portfolio or gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

   Some distributions by your Portfolio may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

   New York Tax Status. Under the existing income tax laws of the State and City of New York, your Portfolio will not be taxed as a corporation subject to the New York State franchise tax and the New York City general corporation tax. You should consult your tax advisor regarding potential federal, foreign, state or local taxation with respect to your Units based on your individual circumstances.

TAXATION -- LARGE CAP VALUE STRATEGY PORTFOLIO, ENHANCED INDEX STRATEGIES PORTFOLIO AND MULTI-STRATEGY SERIES: CORE EQUITY ALLOCATION PORTFOLIO
--------------------------------------------------------------------------------

   This section summarizes some of the principal U.S. federal income tax consequences of owning Units of the Portfolios as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, a tax-exempt entity, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

   This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review the federal income tax treatment of the assets to be deposited in your Portfolio.

   As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

   Portfolio Status. Your Portfolio intends to elect and to qualify annually as a "regulated investment company" under the federal tax laws. If your Portfolio qualifies as a regulated investment company and distributes its income as required by the tax law, the Portfolio generally will not pay federal income taxes.

   Distributions. Portfolio distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your Portfolio's distributions into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from your Portfolio may be taxed at the capital gains tax rates for taxable years beginning before January 1, 2011. Certain ordinary income dividends on Units that are attributable to qualifying dividends received by your Portfolio from certain corporations may be designated by the Portfolio as being eligible for the dividends received deduction for corporate Unitholders provided certain holding period requirements are met. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. In addition, your Portfolio may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from your Portfolio is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from your Portfolio that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

   Sale or Redemption of Units. If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your adjusted tax basis in your Units from the amount you receive in the transaction. Your initial tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

   Capital Gains and Losses and Certain Ordinary Income Dividends. If you are an individual, the maximum marginal federal tax rate for net capital gain under current law is generally 15% (zero for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2011. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain currently is scheduled to be generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term capital gains from most property with a holding period of more than five years.

   Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from your Portfolio and sell your Units at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Code treats certain capital gains as ordinary income in special situations.

   In certain circumstances, ordinary income dividends received by an individual Unitholder from a regulated investment company such as your Portfolio may be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualified dividend income received by the Portfolio itself. These special rules relating to the taxation of qualified dividend income from regulated investment companies generally apply to taxable years beginning before January 1, 2011. Your Portfolio will provide notice to its Unitholders of the amount of any distribution which may be taken into account as qualified dividend income which is eligible for the new capital gains tax rates.

   In Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in kind distribution of Portfolio Assets when you redeem your Units. In general, this distribution will be treated as a sale for federal income tax purposes and you will recognize gain or loss, based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could however assert that a loss could not be currently deducted.

   Rollovers and Exchanges. If you elect to have your proceeds from your Portfolio rolled over into a future trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and, in general, any loss will be treated as a capital loss. However, any loss realized on a sale or exchange will be disallowed to the extent that Units disposed of are replaced (including through reinvestment of dividends) within a period of 61 days beginning 30 days before and ending 30 days after disposition of Units or to the extent that the Unitholder, during such period, acquires or enters into an option or contract to acquire, substantially identical stock or securities. In such a case, the basis of the Units acquired will be adjusted to reflect the disallowed loss.

   Deductibility of Portfolio Expenses. Generally, expenses incurred by your Portfolio will be deducted from the gross income received by your Portfolio and only your share of a Portfolio's net income will be paid to you and reported as taxable income to you. However, if the Units of your Portfolio are held by fewer than 500 Unitholders at any time during a taxable year, your Portfolio will generally not be able to deduct certain expenses from income, thus resulting in your reported share of your Portfolio's taxable income being increased by your share of those expenses, even though you do not receive a corresponding cash distribution. In this case you may be able to take a deduction for these expenses; however, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income.

   Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from your Portfolio will be characterized as dividends for federal income tax purposes (other than dividends which your Portfolio designates as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However distributions received by a foreign investor from your Portfolio that are properly designated by the trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that your Portfolio makes certain elections and certain other conditions are met.

   Foreign Tax Credit. If your Portfolio invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your Portfolio paid to other countries. In this case, dividends taxed to you will include your share of the taxes your Portfolio paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes if your Portfolio meets certain requirements for passing through such deductions or credits to you.

   Investors should consult their advisors concerning the federal, state, local and foreign tax consequences of investing in a Portfolio.

PORTFOLIO OPERATING EXPENSES
--------------------------------------------------------------------------------


   General. The fees and expenses of your Portfolio will generally accrue on a daily basis. Portfolio operating fees and expenses are generally paid out of the Income Account to the extent funds are available, and then from the Capital Account. The deferred sales charge, creation and development fee and organization costs are generally paid out of the Capital Account of your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". These sales will reduce future income distributions. The Sponsor's, Supervisor's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "Services Less Rent of Shelter" in the Consumer Price Index for All Urban Consumers or, if this category is not published, in a comparable category.

   Organization Costs. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, fees paid to any Portfolio Consultant for assisting the Sponsor in the selection of securities, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio's assets at the end of the initial offering period.


   Creation and Development Fee. The Sponsor will receive a fee from your Portfolio for creating and developing the Portfolio, including determining the Portfolio's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is a charge of $0.05 per Unit. The Trustee will deduct this amount from your Portfolio's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.

   Trustee's Fee. For its services the Trustee will receive the fee from your Portfolio set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to your Portfolio is expected to result from the use of these funds.

   Compensation of Sponsor and Supervisor. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fees for providing bookkeeping and administrative services and portfolio supervisory services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

   Miscellaneous Expenses. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. Each Portfolio may pay the expenses of updating its registration statement each year. The Birinyi Equity Select Trust will pay a license fee to Birinyi Associates, Inc. for the use of certain service marks and other property. The Enhanced Index Strategies Portfolio will pay a license fee to Horizon Investment Services, LLC for the use of certain service marks and other property, to the Nasdaq Stock Market, Inc. for use of certain service marks and to Prudential Securities, Inc. for use of its proprietary investment strategy used to select the Portfolio. The Nasdaq Select 10 Strategy selection process is proprietary and is the subject of a United States patent under license to Van Kampen Funds Inc. and the Enhanced Index Strategies Portfolio. The Enhanced Index Strategies Portfolio and the Multi-Strategy Series: Core Equity Allocation Portfolio will each pay a license fee to MSCI Inc. for the use of certain trademarks and other property.

OTHER MATTERS
--------------------------------------------------------------------------------

   Legal Opinions. The legality of the Units offered hereby has been passed upon by Paul, Hastings, Janofsky & Walker LLP. Dorsey & Whitney LLP has acted as counsel to the Trustee.

   Independent Registered Public Accounting Firm. The statements of condition and the related portfolios included in this prospectus have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

   This prospectus does not contain all the information set forth in the registration statements filed by your Portfolio with the SEC under the Securities Act of 1933 and the Investment Company Act of 1940 (file no. 811-2754). The Information Supplement, which has been filed with the SEC and is incorporated herein by reference, includes more detailed information concerning the Securities, investment risks and general information about the Portfolios. Information about your Portfolio (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, DC. You may obtain information about the Public Reference Room by calling 1-202-551-8090. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.



TABLE OF CONTENTS
--------------------------------------------------------
            Title                                   Page
--------------------------------------------------  ----

   Birinyi Equity Select Trust                         2
   Large Cap Value Strategy Portfolio                  6
   Enhanced Index Strategies Portfolio                12
   Large Cap Growth Strategy Portfolio                22
   Multi-Strategy Series: Core Equity
     Allocation Portfolio                             27
   Notes to Hypothetical Performance Tables           37
   Notes to Portfolios                                37
   Report of Independent Registered
     Public Accounting Firm                           38
   Statements of Condition                            39
   The Portfolios                                    A-1
   Objectives and Securities Selection               A-2
   Risk Factors                                      A-5
   Public Offering                                   A-8
   Retirement Accounts                              A-14
   Fee Accounts                                     A-14
   Rights of Unitholders                            A-14
   Portfolio Administration                         A-18
   Taxation -- Birinyi Equity Select Trust and
     Large Cap Growth Strategy Portfolio            A-20
   Taxation -- Large Cap Value Strategy Portfolio,
     Enhanced Index Strategies Portfolio and
     Multi-Strategy Series: Core Equity
     Allocation Portfolio                           A-23
   Portfolio Operating Expenses                     A-25
   Other Matters                                    A-26
   Additional Information                           A-26


-----------------------
When Units of the Portfolios are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.


                                                                     U-EMSPRO998

                                   PROSPECTUS

                                  July 7, 2010

                     Birinyi Equity Select Trust, Series 28

                   Large Cap Value Strategy Portfolio 2010-3

                   Enhanced Index Strategies Portfolio 2010-3

                   Large Cap Growth Strategy Portfolio 2010-3

                       Multi-Strategy Series: Core Equity
                          Allocation Portfolio 2010-3




               Please retain this prospectus for future reference





INVESCO






                             Information Supplement


Birinyi Equity Select Trust, Series 28
Large Cap Value Strategy Portfolio 2010-3
Enhanced Index Strategies Portfolio 2010-3
Large Cap Growth Strategy Portfolio 2010-3
Multi-Strategy Series: Core Equity Allocation Portfolio 2010-3
--------------------------------------------------------------------------------


     This Information Supplement provides additional information concerning the risks and operations of the Portfolios which is not described in the prospectus. You should read this Information Supplement in conjunction with the prospectus. This Information Supplement is not a prospectus but is incorporated into the prospectus by reference. It does not include all of the information that you should consider before investing in a Portfolio. This Information Supplement may not be used to offer or sell Units without the prospectus. You can obtain copies of the prospectus by contacting the Sponsor's unit investment trust division at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555, or by contacting your broker. This Information Supplement is dated as of the date of the prospectus. All capitalized terms have been defined in the prospectus.

                                Table of Contents

                                                         Page

                Risk Factors                                2
                Sponsor Information                         5
                Trustee Information                         6
                Taxation                                    6
                Portfolio Termination                       8




INVESCO



RISK FACTORS

   Price Volatility. Because the Portfolios invest in securities of U.S. and foreign companies, you should understand the risks of investing in securities before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the securities markets may worsen and the value of the securities (and therefore Units) will fall. Securities are especially susceptible to general market movements. The value of securities often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the securities in a Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time. Because the Portfolios are unmanaged, the Trustee will not sell securities in response to market fluctuations as is common in managed investments.

   Dividends. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

   Foreign Stocks. Because certain Portfolios invest in foreign stocks, these Portfolios involve additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of a Portfolio, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.

   Foreign Currencies. Certain Portfolios also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. A Portfolio's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The Trustee will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate a Portfolio might obtain had the Trustee sold the currency in the market at that time.

   Consumer Discretionary and Consumer Staples Issuers. Certain Portfolios may invest significantly in issuers that manufacture or sell consumer products. The profitability of these companies will be affected by various factors including the general state of the economy and consumer spending trends. In the past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Changes in demographics and consumer tastes can also affect the demand for, and the success of, consumer products and services in the marketplace. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.


   Industrials Issuers. Certain Portfolios may invest significantly in industrials companies. General risks of industrials companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, capital goods companies may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, labor relations, government regulations, government contracts and e-commerce initiatives. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny. Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, labor disputes or changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers.



   Information Technology Issuers. Certain Portfolios may invest significantly in issuers within the information technology industry. A Portfolio, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting technology issuers because any negative impact on the technology industry will not be diversified among issuers within other unrelated industries. Accordingly, an investment in Units should be made with an understanding of the characteristics of the information technology industry and the risks which such an investment may entail.

   Information technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer related equipment, computer networks, communications systems, telecommunications products, electronic products, and other related products, systems and services. The market for information technology products and services, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond timely to compete in the rapidly developing marketplace.

   The market for certain information technology products and services may have only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. Additionally, certain information technology companies may have only recently commenced operations or offered equity securities to the public. Such companies are in the early stage of development and have a limited operating history on which to analyze future operating results. It is important to note that following its initial public offering a security is likely to experience substantial stock price volatility and speculative trading. Accordingly, there can be no assurance that upon redemption of Units or termination of a Portfolio a Unitholder will receive an amount greater than or equal to the Unitholder's initial investment.

   Based on trading history, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, information technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem units, or roll over Units into a new trust, at a price equal to or greater than the original price paid for such Units.

   Some key components of certain products of information technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or and interruption or reduction in supply of, any key components. Additionally, many information technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous and constantly developing industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies are incorporated into other related products, certain companies are often highly dependent on the performance of other computer, electronics and communications companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders form other customers. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

   Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

   The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Portfolios which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

   Liquidity. Whether or not the stocks in a Portfolio are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.


   Additional Units. The Sponsor may create additional Units of a Portfolio by depositing into the Portfolio additional stocks or cash with instructions to purchase additional stocks. A deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Portfolio will pay brokerage or acquisition fees.


   Voting. Only the Trustee may sell or vote the stocks in a Portfolio. While you may sell or redeem your Units, you may not sell or vote the stocks in your Portfolio. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

SPONSOR INFORMATION


   Van Kampen Funds Inc. is the Sponsor of your Portfolio. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc. ("Van Kampen Investments"). Van Kampen Investments is a diversified asset management company that administers more than three million retail investor accounts and has extensive capabilities for managing institutional portfolios. Van Kampen Investments is an indirect wholly owned subsidiary of Invesco Ltd. ("Invesco"), a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. On June 1, 2010, Invesco completed the previously announced acquisition of the retail asset management business, including Van Kampen Investments, from Morgan Stanley & Co. Incorporated. The Sponsor's principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of December 31, 2009, the total stockholders' equity of Van Kampen Funds Inc. was $161,397,932 (unaudited). The current assets under management and supervision by Invesco and its affiliates were valued at approximately $580 billion as of March 31, 2010. (This paragraph relates only to the Sponsor and not to the Portfolios or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request).


   The Sponsor and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the SEC, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

   The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 856-8487. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios.

   In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Portfolio. Such records shall include the name and address of, and the number of Units of each Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Portfolio.

   Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

   Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

TAXATION

   Regulated Investment Companies

   The prospectus contains a discussion of certain U.S. federal income tax issues concerning the Portfolios and the purchase, ownership and disposition of Portfolio Units. The discussion below supplements the prospectus discussion and is qualified in its entirety by the prospectus discussion. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership, or disposition of Portfolio Units, as well as the tax consequences arising under the laws of any state, locality, non-U.S. country, or other taxing jurisdiction.

   This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review the federal income tax treatment of the assets to be deposited in your Portfolio.

   Certain Portfolios intend to elect and to qualify annually as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code") and to comply with applicable distribution requirements so that it will not pay federal income tax on income and capital gains distributed to its Unitholders.

   To qualify for the favorable U.S. federal income tax treatment generally accorded to regulated investment companies, a Portfolio must, among other things, (a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income derived with respect to its business of investing in such stock, securities or currencies, and net income from qualified publicly traded partnerships; (b) diversify its holdings so that, at the end of each quarter of the taxable year, (i) at least 50% of the market value of the Portfolio's assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer generally limited for the purposes of this calculation to an amount not greater than 5% of the value of the Portfolio's total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or the securities of other regulated investment companies) of any one issuer, or two or more issuers which the Portfolio controls (by owning 20% or more of the issuer's outstanding voting securities) and which are engaged in the same, similar or related trades or businesses, or the securities of qualified publicly traded partnerships; and (c) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses but excludes net capital gain, if any) and at least 90% of its net tax-exempt interest income, if any, each taxable year.

   As a regulated investment company, a Portfolio generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code), but without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes to Unitholders. Your Portfolio intends to distribute to its Unitholders, at least annually, substantially all of its investment company taxable income and net capital gain. If your Portfolio retains any net capital gain or investment company taxable income, it will generally be subject to federal income tax at regular corporate rates on the amount retained. In addition, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax unless, generally, your Portfolio distributes during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year, and (3) any ordinary income and capital gains for previous years that were not distributed or taxed during those years. To prevent application of the excise tax, your Portfolio intends to make its distributions in accordance with the calendar year distribution requirement. Further, if your Portfolio retains any net capital gain, the Portfolio may designate the retained amount as undistributed capital gains in a notice to Unitholders who, if subject to federal income tax on long-term capital gains (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) will be entitled to credit their proportionate share of the tax paid by the Portfolio against their federal income tax liabilities, if any, and to claim refunds to the extent the credit exceeds such liabilities. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by your Portfolio in October, November or December with a record date in such a month and paid by the Portfolio during January of the following calendar year. These distributions will be taxable to Unitholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

   If your Portfolio failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Portfolio would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its Unitholders) and all distributions out of earnings and profits would be taxed to Unitholders as ordinary dividend income.

   If a Portfolio is treated as holding directly or indirectly 10 percent or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders collectively own more than 50 percent of the vote or value of the stock of such corporation, the foreign corporation may be treated as a "controlled foreign corporation" (a "CFC") for U.S. federal income tax purposes. In such circumstances, a Portfolio will be required to include certain types of passive income and certain other types of income relating to insurance, sales and services with related parties and oil related income in the Portfolio's taxable income whether or not such income is distributed.

   If a Portfolio holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Portfolio could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unitholders. A Portfolio will not be able to pass through to its Unitholders any credit or deduction for such taxes. A Portfolio may be able to make an election that could ameliorate these adverse tax consequences. In this case, a Portfolio would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, a Portfolio might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax (described above). Dividends paid by PFICs will not be treated as qualified dividend income.

PORTFOLIO TERMINATION

   A Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Portfolio then outstanding or by the Trustee when the value of the Securities owned by a Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of such Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

   Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Portfolios. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 45 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Portfolio. Unitholders will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. The Trustee will deduct from the funds of the appropriate Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Portfolio his pro rata share of the balance of the Income and Capital Accounts of such Portfolio.

   The Sponsor may, but is not obligated to, offer for sale units of a subsequent series of the Portfolios. There is, however, no assurance that units of any new series of the Portfolios will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

   Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.




                       CONTENTS OF REGISTRATION STATEMENT

   This Amendment of the Registration Statement comprises the following papers and documents:

         The Facing Sheet of Form S-6.
         The Prospectus.
         The Undertaking to File Reports.
         The Signatures.
         The Written Consents of Legal Counsel, Initial Evaluator and
            Independent Registered Public Accounting Firm.

   The following exhibits:

     1.1  Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 284 (File No. 333-57836) dated May 2, 2001.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.4 Form of Dealer Agreement. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799) dated May 18, 2005.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 890 (File No. 333-165240) dated June 2, 2010.

     2.2 Agreements. Reference is also made to Exhibit 2.2 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 463 (File No. 333-118795) dated October 12, 2004, Van Kampen Unit Trusts, Series 468 (File No. 333-119626) dated November 1, 2004, Van Kampen Unit Trusts, Series 478 (File No. 333-121490) dated January 11, 2005, Van Kampen Unit Trusts, Series 489 (File No. 333-122444) dated March 1, 2005, Van Kampen Unit Trusts, Series 884 (File No. 333-159186) dated July 7, 2009, Van Kampen Unit Trusts, Series 909 (File No. 333-161429) dated October 1, 2009 and Van Kampen Unit Trusts, Series 996 (File No. 333-166675) dated July 1, 2010.

     3.1 Opinion and Consent of Counsel as to the legality of securities being registered.

     3.2 Opinion and Consent of Counsel as to the federal and New York income tax status of securities being registered.

     3.3  Opinion of Counsel as to the Trustee and the Trust.

     4.1  Consent of Initial Evaluator.

     4.2  Consent of Independent Registered Public Accounting Firm.

     6.1 List of Officers and Directors of Van Kampen Funds Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 890 (File No. 333-165240) dated June 2, 2010.

     7.1 Powers of Attorney. Reference is also made to Exhibit 7.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 890 (File No. 333-165240) dated June 2, 2010.



                           UNDERTAKING TO FILE REPORTS

   Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

   The Registrant, Van Kampen Unit Trusts, Series 998, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Utility Income Trust, Series 1; Van Kampen Merritt Utility Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; Van Kampen Focus Portfolios, Series 235, Series 265, Series 314, Series 366 and Series 402; Van Kampen Focus Portfolios, Taxable Income Series 47; and Van Kampen Unit Trusts, Series 450, Series 687, Series 711, Series 823, Series 894, Series 908, Series 827, Series 963 and Series 984 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Unit Trusts, Series 998, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 7th day of July, 2010.

                                              VAN KAMPEN UNIT TRUSTS, SERIES 998

                                         BY: VAN KAMPEN FUNDS INC., as Depositor

                                                         By: /s/ JOHN F. TIERNEY
                                                           ---------------------
                                                                  Vice President

   Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on July 7, 2010, by the following persons who constitute the principal officers and a majority of the Board of Directors of Van Kampen Funds Inc.:

       SIGNATURE                                 TITLE

John S. Cooper                            Director and President

Steven Massoni                            Director and President

David A. Hartley                          Treasurer and Chief Financial Officer


                                                         By: /s/ JOHN F. TIERNEY
                                                           ---------------------
                                                             (Attorney-in-fact*)

----------------
* An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as set forth in Exhibit 7.1.